SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the six-month period ended on December 31, 2008 and on December 31, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the six-month periods

beginning on July 1, 2008 and 2007

and ended December 31, 2008 and 2007

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of December 31, 2008 and June 30, 2008

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2008	June 30, 2008
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	64,773	161,748
Investments (Note 9)	248,999	383,444
Accounts receivable, net (Note 6)	239,506	186,017
Other receivables and prepaid expenses (Note 7)	134,596	109,031
Inventories (Note 8)	30,589	53,602

Total Current Assets	718,463	893,842

NON-CURRENT ASSETS
Accounts receivable, net (Note 6)	5,511	10,395
Other receivables and prepaid expenses (Note 7)	212,075	140,314
Inventories (Note 8)	157,460	129,178
Investments (Note 9)	792,904	833,373
Fixed assets, net (Note 10)	2,666,091	2,530,141
Intangible assets, net	8,684	8,612

Subtotal Non-Current Assets	3,842,725	3,652,013

Negative goodwill, net (Note 11)	(64,619)	(73,883)

Total Non-Current Assets	3,778,106	3,578,130

Total Assets	4,496,569	4,471,972

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 12)	207,884	242,063
Mortgages payable (Note 13)	3,450	2,919
Customer advances (Note 14)	95,917	104,584
Short-term debt (Note 15)	289,626	187,234
Salaries and social security payable	22,423	33,955
Taxes payable	101,975	76,708
Other liabilities (Note 16)	86,888	94,804

Total Current Liabilities	808,163	742,267

NON-CURRENT LIABILITIES
Trade accounts payable (Note 12)	47,001	55,140
Mortgages payable (Note 13)	—	1,538
Customer advances (Note 14)	143,471	98,797
Long-term debt (Note 15)	1,138,237	1,119,726
Taxes payable	45,467	35,327
Other liabilities (Note 16)	39,670	38,284

Total Non-Current Liabilities	1,413,846	1,348,812

Total Liabilities	2,222,009	2,091,079

Minority interest	440,036	456,715
SHAREHOLDERS’ EQUITY	1,834,524	1,924,178

Total Liabilities and Shareholders’ Equity	4,496,569	4,471,972

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice President I
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	December 31, 2008	December 31, 2007
Revenues	541,363	496,616
Costs	(244,312)	(200,261)

Gross profit	297,051	296,355

Gain from recognition of inventories at net realizable value	6,909	1,382
Selling expenses	(127,121)	(88,840)
Administrative expenses	(85,710)	(67,316)

Subtotal	(205,922)	(154,774)

Net (loss) income from retained interest in securitized receivables	(42,231)	320

Operating income (Note 4)	48,898	141,901

Amortization of negative goodwill, net	1,167	616

Financial results generated by assets:
Interest income	3,682	5,981
Interest on discounting assets	(6,928)	(2,982)
Net unrealized (loss) gain on investments and others	(26,496)	896
Foreign exchange gain	30,754	13,127

Subtotal	1,012	17,022

Financial results generated by liabilities:
Interest on discounting liabilities	53	(763)
Foreign exchange loss	(118,064)	(18,985)
Gain on repurchase of debt (Note 22.2 and Note 29 Unaudited Basic Financial Statements)	41,128	—
Interest expense and others	(63,101)	(52,127)

Subtotal	(139,984)	(71,875)

Financial results, net	(138,972)	(54,853)

Loss on equity investees	(47,312)	(9,066)
Other expenses, net (Note 17)	(1,848)	(4,500)

(Loss) income before taxes and minority interest	(138,067)	74,098

Income tax and Minimum Presumed Income Tax (MPIT)	13,607	(46,451)
Minority interest	25,445	(21,863)

Net (loss) income for the period	(99,015)	5,784

Earnings per share
Basic net (loss) income per share (Note 25)	(0.171)	0.011
Diluted net (loss) income per share (Note 25)	(0.171)	0.011

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

In thousands of pesos (Notes 1, 2 and 3)

	December 31, 2008	December 31, 2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	389,004	708,523
Cash and cash equivalents as of the end of the period	140,714	442,782

Net decrease in cash and cash equivalents	(248,290)	(265,741)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the period	(99,015)	5,784
Plus income tax and MPIT accrued for the period	(13,607)	46,451
Adjustments to reconcile net income to cash flows from operating activities:
• Loss on equity investees	47,312	9,066
• Amortization of negative goodwill, net	(1,167)	(616)
• Minority interest	(25,445)	21,863
• Allowances and provision	74,433	27,853
• Amortization and depreciation	66,738	61,237
• Financial results, net	167,439	43,360
• Capitalized financial costs	(11,768)	(8,232)
• Gain from recognition of inventories at net realizable value	(6,909)	(1,382)
• Gain from barter of inventories	(2,867)	—
• Gain for repurchase of debt	(41,128)	—
Changes in operating assets and liabilities:
• (Increase) Decrease in current investments	(73,469)	16,793
• (Increase) Decrease in non-current investments	(908)	8,552
• Increase in accounts receivables, net	(48,107)	(59,903)
• Increase in other receivables and prepaid expenses	(78,059)	(28,800)
• Decrease (Increase) in inventories	967	(1,298)
• Increase in intangible assets, net	(1,340)	(38)
• Increase (Decrease) in taxes payable, social security payable and customer advances	78,494	(50,146)
• (Decrease) Increase in trade accounts payable	(61,987)	35,968
• Decrease in accrued interest	(1,865)	(6,228)
• Decrease in other liabilities	(13,742)	(5,368)

Net cash (used in) provided by operating activities	(46,000)	114,916

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase in interest of related parties	(70,949)	—
• Acquisitions and improvements of fixed assets	(149,382)	(362,410)
• Acquisitions of undeveloped parcels of land and other non current investments	3,725	(120)
• Advance payments for the acquisition of shares	—	(758)
• Loans granted to related parties	(970)	—
• Cash collected from insurance claims.	—	3,760

• Net cash used in investing activities	(217,576)	(359,528)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in short-term debt and long-term debt	92,312	—
• Payment of short-term debt and long-term debt	(48,267)	(171,543)
• Capital contribution by minority owners in related companies	24,164	20,718
• Decrease in mortgages payables	(1,536)	(9,827)
• Issuance of common stock	—	163,415
• Dividends paid by subsidiaries to minority shareholders	(22,084)	(23,892)
• Repurchase of debt	(29,303)	—

Net cash provided by financing activities	15,286	(21,129)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(248,290)	(265,741)

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

In thousands of pesos (Notes 1, 2 and 3)

	December 31, 2008	December 31, 2007
Supplemental cash flow information
• Interest paid	100,262	71,198
• Income tax paid	13,356	43,248

Non-cash activities:
• Decrease in short-term debt through an increase in accounts payable	—	682
• Decrease of inventories through an increase in accounts receivable, net	—	41,808
• Decrease in inventories through a decrease in customer advances	15,285	—
• Transfer of undeveloped parcels of land to inventories	101	—
• Transfer of inventories to undeveloped parcels of land	—	705
• Issuance of Trust Exchangeable Certificates	—	49,999
• Decrease in accounts payable through a decrease in undeveloped parcels of land	5,445	—
• Increase in other receivable and prepaid expenses through a decrease in undeveloped parcels of land	4,065	—
• Increase in accounts receivable, net through a decrease in other receivables and prepaid expenses	19,434	—
• Increase in accounts receivable, net through a decrease in current investments	31,630	—
• Increase in fixed assets, net through an increase in trade accounts payable	—	2,635
• Increase in fixed assets, net through an increase in trade accounts payable	24,368	—
• Increase in non-current investments through a decrease in other receivables and prepaid expenses	—	3,995
• Increase in negative goodwill, net through a decrease in minority interest	8,150	—
• Increase in inventories through a decrease in fixed assets, net	11,199	—
• Increase in non-current investments through a increase in transitory convertion difference	9,361	—

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

In thousand of pesos

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its unaudited balance sheets at December 31, 2008 and June 30, 2008 and the unaudited statements of income and cash flows for the six- month periods ended December 31, 2008 and 2007 line by line with the unaudited financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federacion Argentina de Consejos Profesionales de Ciencias Economicas (“FACPCE”) and approved by the Consejo Profesional de Ciencias Economicas de La Ciudad Autónoma de Buenos Aires (“CPCECABA”) and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements include the assets, liabilities and results of operations of the following subsidiaries:

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
	December 31, 2008	June 30, 2008	December 31, 2008	June 30, 2008
COMPANIES
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Pereiraola S.A.I.C.I.F.y A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
Quality Invest S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Patagonian Investment S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A.	90.00	90.00	90.00	90.00
Financel Communications S.A. (1)	—	80.00	—	80.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	63.34	63.34	63.34	63.34
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00

(1)	Created in August 2007, and sold in December 2008, without having started its operations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries that follow have been included in the unaudited consolidated financial statements, applying the proportionate consolidation method.

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
	December 31, 2008	June 30, 2008	December 31, 2008	June 30, 2008
COMPANIES
Rummaala S.A (Note 21.A.2)	50.00	50.00	50.00	50.00
CYRSA S.A. (2)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with Euromayor S.A..
(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 21 A.2.).

b.	Comparative Information

Balances items as of June 30, 2008 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the six-month period ended December 31, 2008 of income, and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

The financial statements as of June 30, 2008 and as of December 31, 2007 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of December 31, 2008.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 2:	(Continued)

However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the Unaudited Basic Financial Statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that Note.

a.	Revenue recognition

In addition to the description in the Unaudited Basic Financial Statements:

•	Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following the accrue method.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

a.	(Continued)

Additionally, APSA monthly charges its tenants administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. These fees are prorated among the tenants according to their leases and varies from shopping center to shopping center.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A’s continuing company), companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together that company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A’s. revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time the transaction is successfully concluded.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist commissions, financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interest which are recognized by the accrued method during the period irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

b.	Intangible assets, net

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

This item reflects expenses generated by the opening of shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

•	Projects Development Expenses

Intangible assets, related to new projects development expenses, have been valued at acquisition cost and they will be amortized during the period in which the Company starts developing the project.

The value of the intangible assets does not exceed their estimated recoverable value at period end.

c.	Negative goodwill, net

i) Negative goodwill: Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares of Emprendimiento Recoleta S.A., Empalme S.A.I.C.F.A y G. (“Empalme”) and Mendoza Plaza Shopping S.A. (through APSA) and Palermo Invest S.A., Alto Palermo S.A and Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

c.	(Continued)

ii) Goodwill: The goodwill represents the excess of the acquisition cost over the net assets’ market value of the business acquired to the share percentage.

Includes the goodwill originated by the purchase of shares of Tarshop S.A. and Fibesa S.A (through APSA) and Alto Palermo S.A.

Additionally, also includes goodwill originated from the purchase of net assets of Museo Renault y Della Paolera 265.

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill” caption of the statement of income.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

d.	Liabilities in kind related to barter transactions:

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value does exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 4:	NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sales and development of properties, Office and others, Shopping centers, Hotel, Consumer finance segment, and financial operations and others. As mentioned in Note 1, the unaudited consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the FACPCE.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and sale of building business.

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the activity of Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and amenities of restaurant revenues.

•	Consumer financing

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A., APSA’s subsidiary.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Unaudited Basic Financial Statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of December 31, 2008

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	63,682	69,778	195,284	87,976	123,564	1,079	541,363
Costs	(48,959)	(14,370)	(53,632)	(51,945)	(75,406)	—	(244,312)
Gross profit	14,723	55,408	141,652	36,031	48,158	1,079	297,051
Gain from recognition of inventories at net realizable value	6,909	—	—	—	—	—	6,909
Selling expenses	(1,347)	(4,138)	(12,875)	(8,558)	(100,203)	—	(127,121)
Administrative expenses	(10,057)	(15,230)	(26,169)	(17,737)	(16,517)	—	(85,710)
Net loss from retained interest in securitized receivables	—	—	—	—	(42,231)	—	(42,231)
Operating income (loss)	10,228	36,040	102,608	9,736	(110,793)	1,079	48,898

Depreciation and amortization (b)	289	12,824	40,876	7,830	2,818	—	64,637
Addition of fixed assets and intangible assets	9,687	18,791	117,726	4,518	—	—	150,722
Non-current investments in other companies	24,081	72,737	—	—	—	253,446	350,264

Operating assets	437,015	1,007,186	1,713,486	230,022	154,089	—	3,541,798
Non-operating assets	34,123	75,587	139,662	21,940	19,423	664,036	954,771
Total assets	471,138	1,082,773	1,853,148	251,962	173,512	664,036	4,496,569

Operating liabilities	25,439	113,321	314,248	32,566	136,547	—	622,121
Non-operating liabilities	269,030	225,982	711,261	216,401	92,840	84,374	1,599,888
Total liabilities	294,469	339,303	1,025,509	248,967	229,387	84,374	2,222,009

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income (loss).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of December 31, 2007

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	63,011	44,823	172,567	75,974	139,901	340	496,616
Costs	(47,417)	(15,014)	(48,485)	(41,420)	(47,672)	(253)	(200,261)
Gross profit	15,594	29,809	124,082	34,554	92,229	87	296,355
Gain from recognition of inventories at net realizable value	1,382	—	—	—	—	—	1,382
Selling expenses	(1,869)	(1,630)	(12,512)	(7,272)	(65,557)	—	(88,840)
Administrative expenses	(10,943)	(10,698)	(16,757)	(15,749)	(13,169)	—	(67,316)
Net gain from retained interest in securitized receivables	—	—	—	—	320	—	320
Operating income	4,164	17,481	94,813	11,533	13,823	87	141,901

Depreciation and amortization (b)	160	14,849	36,086	6,524	941	—	58,560
Addition of fixed assets and intangible assets (c)	3,118	442,585	250,887	40,077	6,822	—	743,489
Non-current investments in other companies (c)	23,508	—	—	—	—	294,742	318,250

Operating assets (c)	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non-operating assets (c)	26,519	57,433	62,649	18,426	21,068	861,419	1,047,514
Total assets (c)	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972

Operating liabilities (c)	25,530	100,430	250,957	33,115	205,671	—	615,703
Non-operating liabilities (c)	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities (c)	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2008	June 30, 2008
Cash in local currency	5,100	4,930
Cash in foreign currency	1,231	931
Banks in local currency	19,714	39,736
Banks in foreign currency	38,195	114,524
Checks to be deposited	533	1,627

	64,773	161,748

NOTE 6:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Leases and services receivables	74,003	1,977	59,903	2,117
Consumer financing receivables (Tarshop)	136,590	9,210	116,972	9,684
Checks to be deposited	70,575	—	52,244	—
Receivables from the sale of properties	1,245	2,328	1,591	550
Debtors from leases under legal proceedings	30,853	—	28,141	—
Hotel receivables	11,007	—	10,076	—
Receivables with collection agents (Tarshop)	4,586	—	3,829	—
Pass-through expenses receivables	28,277	—	14,843	—
Debtors under legal proceedings and past due debts	1,409	—	1,409	—
Related parties	2,840	—	1,730	—
Less:
Allowance for doubtful accounts	(121,879)	(8,004)	(104,721)	(1,956)

	239,506	5,511	186,017	10,395

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non-Current	Current	Non-Current
Related parties (Note 18)	33,232	4	26,582	4
Receivables from the sale of shares	31,422	—	27,527	—
Value Added Tax (“VAT”)	443	50,128	1,811	31,064
Prepaid expenses and services	16,929	678	21,508	244
Guarantee deposits re.securitization (Note 23 B.4)	13,526	4,931	6,497	12,931
Expenses to be recovered	5,324	—	5,184	—
Gross income tax prepayment	995	1,944	840	1,173
MPIT	18	45,053	7,799	23,536
Income tax prepayment	4,800	—	1,208	—
Pre-paid insurance	108	—	384	—
Guarantee of defaulted credits (2)	541	3,461	457	3,178
Loans granted	2,990	—	1,515	—
Guarantee deposits (1)	257	398	296	392
Judicial liens	212	—	212	—
Administration and reserve fund	193	—	192	—
Tax on personal assets to be recovered	57	—	—	—
Deferred Income Tax	—	114,586	—	70,055
Advance to Directors’ fees (Note 18)	8,219	—	—	—
Mortgage receivable	—	2,208	—	2,208
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value – other receivables	—	(12,488)	—	(5,587)
Receivable for operations with derivative financial instruments (Nota 24)	4,007	—	—	—
Receivable for third party services offered in Tarshop stores	2,600	—	1,578	—
Others	8,723	3,380	5,441	3,324

	134,596	212,075	109,031	140,314

(1)	Includes restricted cash (see Note 20.A. y B.)
(2)	See Note 20 A.(ii)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Credit from barter transaction of Dique III 1 c) (2)	22,988	—	42,485	—
San Martín de Tours	339	—	1,158	728
Credit from barter transaction of Benavidez (4)	—	9,995	—	9,995
Dock 13 Puerto Madero	—	—	1,250	317
Abril / Baldovinos	2,688	3,887	4,377	3,352
Torres Jardín	14	62	170	42
Torres de Abasto	—	—	325	—
Horizons (Note 21 A.2)	—	83,732	—	64,300
Credit from barter transaction of Caballito (Cyrsa) (3)	—	20,974	—	19,742
Credit from barter transaction of Caballito (Koad) (1)	—	22,663	—	22,663
Credit from barter transaction of Rosario (Note 21 B.7)	—	11,023	—	3,379
Caballito land	—	4,429	—	4,429
Inventories (hotel)	3,453	—	3,220	—
Other inventories	1,107	695	617	231

	30,589	157,460	53,602	129,178

(1)	See Note 5 (ii) to the Unaudited Basic Financial Statements.
(2)	See Note 5 (i) to the Unaudited Basic Financial Statements.
(3)	See Note 20 to the Unaudited Basic Financial Statements.
(4)	In March 2004, the Company (through its subsidiaries) sold to Desarrolladora El Encuentro S.A (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 1.0 million in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3 million. As guarantee of the operation, DEESA set up a first mortgage amounting to US$ 3 million in guarantee of compliance with the operation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 9:	INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2008	June 30, 2008
Current
Stock shares (1)	2,561	—
Mutual funds (2)	114,668	150,123
Time deposits	16,295	138,232
Retained interest in securitized receivables (1)	104,248	57,106
Mortgage bonds (1)	860	1,286
U.S. Treasury Bonds (1)	—	24,448
PRE 2009 bonds (1)	6,767	15,199
PRO 2012 bonds (1)	2,445	6,179
TDFs (1)	12,058	2,243
Allowance for impairment of CPS (1)	(10,951)	(11,423)
Other investments (1)	48	51

	248,999	383,444

Non-current
Banco Hipotecario S.A.	248,519	289,298
Banco de Crédito y Securitización S.A.	4,927	5,444
Manibil S.A. (Note 25 to the Unaudited Basic Financial Statements)	24,081	23,508
Retained interest in securitized receivables	54,934	111,676
Advance payment for the acquisition of shares (Note 21 B.2.)	7,844	6,383
Allowance for impairment of investments	(5,138)	(577)
Metropolitan 885 Third Avenue LLC (Nota 21 A.5.)	72,737	—
Other investments	1,388	692

	409,292	436,424

Undeveloped parcels of land:
Santa María del Plata	135,785	135,785
Puerto Retiro (4)	54,251	54,498
Patio Olmos	32,944	32,944
Caballito	36,741	36,696
Pereiraola	21,717	21,717
Torres Rosario	12,645	17,093
Air space Coto	13,188	13,143
Canteras Natal Crespo	5,555	5,555
Pilar	3,408	3,408
Torre Jardín IV	3,030	3,030
Padilla 902 (3)	—	101
Luján	—	9,510
Terreno Beruti	52,030	52,030
Other undeveloped parcels of land	12,318	11,439

	383,612	396,949

	792,904	833,373

(1)	Not considered cash equivalent for purposes of presenting the Unaudited Statements of Cash Flows.
(2)	As of December 31, 2008 and June 30, 2008 includes; Ps. 55,022 and Ps. 61,099, respectively corresponding to mutual funds, not considered as cash for the purpose of the unaudited statement of cash flows.
(3)	Disclosed net of the allowance for impairments of Ps. 259 as of June 30, 2008. See comments in Note1.5.i,Unaudited Basic Financial Statements.
(4)	See Note 20.A. (i)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 10:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	December 31, 2008	June 30, 2008
Hotels
Llao-Llao	90,581	92,868
Intercontinental	58,618	59,402
Libertador	44,463	46,501
Bariloche plots of land (Note 13 (1))	21,900	21,900

	215,562	220,671

Office buildings
Edificio República (1)	226,583	228,767
Della Paolera 265 (3)	159,054	165,463
Bouchard 551(2)	154,062	155,226
Intercontinental Plaza	88,530	90,526
Bouchard 710	66,794	67,305
Maipú 1300	40,362	41,029
Libertador 498	38,918	39,632
Laminar Plaza	27,919	28,342
Dock del Plata	23,131	25,654
Costeros Dique IV	19,993	20,287
Reconquista 823	18,117	18,445
Edificios Costeros (Dique II)	17,648	17,922
Suipacha 652	11,614	11,840
Avda. de Mayo 595	4,840	4,957
Libertador 602	2,683	2,732
Avda. Madero 942	—	2,285
Madero 1020	668	696
Sarmiento 517	358	363
Rivadavia 2768	256	269

	901,530	921,740

Commercial real estate
Constitución 1111	962	983
Museo Renault (4)	4,923	4,970
Store Cruceros	273	277
Abril	2,788	2,890

	8,946	9,120

Other fixed assets
Work in progress Dique IV	62,313	36,387
Santa María del Plata	12,494	12,494
Constitución 1159	4,102	4,100
Thames	3,899	3,899
Torre Renoir I	—	1,491
Alto Palermo Park	550	551
Others	4,270	2,838

	87,628	61,760

Shopping Center
Panamerican Mall	429,440	283,361
Abasto	176,465	180,972
Alto Palermo	168,209	178,622
Patio Bullrich	98,542	101,291
Alto Avellaneda	90,501	96,271
Mendoza Plaza	87,548	88,363
Alto Rosario	80,628	81,630
Córdoba Shopping – Villa Cabrera (Note 21. B.4. and 23 B.1.)	71,240	72,464
Paseo Alcorta	75,922	72,144
Alto Noa	24,098	25,039
Buenos Aires Design	12,450	13,617
Neuquén Project (Note 23 B.2.)	13,017	12,912
Financial advance for fixed assets purchase (Note 21 B.3. and B.9.)	69,084	60,025
Other fixed assets	47,082	41,721
Other properties	8,199	8,418

Subtotal Shopping Center	1,452,425	1,316,850

Total	2,666,091	2,530,141

(1)	See Note 15 to the Unaudited Basic Financial Statements.
(2)	See Note 16 to the Unaudited Basic Financial Statements.
(3)	See Note 22 to the Unaudited Basic Financial Statements.
(4)	See Note 23 to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 11:	NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	December 31, 2008	June 30, 2008
Goodwill:
Fibesa S.A.	3,422	4,449
Tarshop S.A.	8,150	—
Alto Palermo S.A.	21,382	22,095
Della Paolera 265	6,188	6,295
Museo Renault	3,357	3,438

Subtotal goodwill	42,499	36,277

Negative goodwill:
Emprendimiento Recoleta S.A.	(374)	(411)
Mendoza Plaza Shopping S.A.	(6,151)	(6,314)
Empalme S.A.I.C.F.A. y G.	(9,401)	(9,719)
Alto Palermo S.A.	(47,817)	(49,312)
Palermo Invest S.A.	(43,329)	(44,404)
Tyrus S.A.	(46)	—

Subtotal negative goodwill	(107,118)	(110,160)

Total negative goodwill	(64,619)	(73,883)

NOTE 12:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non-Current	Current	Non-Current
Suppliers	162,597	47,001	197,150	55,140
Accruals	42,756	—	38,645	—
Related parties (Note 18)	1,844	—	1,099	—
Others	687	—	5,169	—

	207,884	47,001	242,063	55,140

NOTE 13:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Mortgage payable Llao Llao (1)	3,450	—	2,919	1,538

	3,450	—	2,919	1,538

(1)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installements of US$ 86 each, with the first installment maturing in January 2007. Such installments include the amortization of principal and interest calculated by application of the French system at an annual 7% over balances.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 14:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Customers advances	33,521	37,721	48,472	13,727
Admission rights	43,377	65,730	34,906	48,613
Lease advances (1) (2) (Note 23 B.1.)	19,019	40,020	21,206	36,457

	95,917	143,471	104,584	98,797

(1)	The balance of rents and services advance payments include Ps. 300 and Ps. 3,205 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of December 31, 2008 the semiannual Libo rate was 1.73688%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	Includes advances of Ps. 8,167 from Wal - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary), for a 30 years’ term as from the date in which the commercial center is inaugurated, or from the day in which the lessee opens the store prior to the inauguration of the shopping center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 15:	SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Bank loans (2)	197,052	110,330	123,139	97,504
Bank loans – Accrued interest (2)	5,536	—	7,744	—
Seller financings (3)	10,678	—	24,703	9,075
Mortgage loans (6)	13,280	15,113	10,781	12,431
IRSA Non-convertible Notes – Capital (4)	—	517,950	—	453,750
IRSA Non-convertible Notes – Interest (4)	18,344	—	15,963	—
Debt issuance costs – IRSA Non-convertible Notes (4)	(875)	(6,268)	(875)	(6,705)
Negotiable obligations – APSA US$ 120 M. – Capital (5)	—	352,102	—	363,000
Negotiable obligations – APSA US$ 120 M. – Interest (5)	3,693	—	3,970	—
Debt issuence costs – APSA US$ 120 M. (5)	(508)	(3,596)	(508)	(4,065)
APSA 2014 Convertible Notes (1)	—	53,486	—	46,856
APSA 2014 Convertible Notes – Accrued interest (1)	2,389	—	2,144	—
Negotiable obligations – APSA Ps. 154 M. – Capital (5)	39,765	99,413	—	148,420
Negotiable obligations – APSA Ps. 154 M. – Interest (5)	808	—	862	—
Debt issuance costs – Negotiable obligations – APSA Ps. 154 M. (5)	(536)	(293)	(689)	(540)

	289,626	1,138,237	187,234	1,119,726

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 22.1, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at December 31, 2008 includes mainly the following loans:

(a)	Hoteles Argentinos S.A. mortgage loan amounting to US$ 5,562. See Note 20 A. ii).

(b)	Several loans of APSA’s subsidiary Tarshop, maintained with Industrial de Azul, Standard Bank, Itaú Buen Ayre, Mariva, CMF, BST, BNP Paribas, Supervielle and Comafi banks.

(c)	Overdrafts.

(d)	Debt for purchase Edificio República (See Note 15 to the Unaudited Basic Financial Statements).

(3)	The balance as of December 31, 2008 mainly includes: US$ 3.0 million related to the purchase of 33.33% of shareholding of Palermo Invest S.A. (see Note 21.A.1). As of June 30, 2008 mainly includes: (a) the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrued 6% nominal annual interest, was paid in 4 installments of US$ 2.0 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. (See Note 21.A.1); (b) US$ 6.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. and (c) US$ 3.0 million related to the amount owed for the acquisition of the shareholding of Mendoza Plaza Shopping S.A (See Note 21 B.1)
(4)	See Notes 17 to the Unaudited Basic Financial Statements.
(5)	See Note 22.2.
(6)	See Note 21 B.8.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non-current	Current	Non-current
Related parties (Note 18)	8,642	—	6,036	—
Directors’ fees provision (Note 18)	10,596	—	15,658	—
Directors’ fees advances (Note 18)	(10,166)	—	(1,837)	—
Below market leases (2)	3,722	3,169	3,811	5,390
Provisions for contingencies (1)	2,045	8,578	1,787	7,899
Administration and reserve fund	3,121	—	2,356	—
Guarantee deposits	4,524	5,429	3,666	4,049
Provision for donations commited (Note 18)	3,509	—	4,656	—
Contributed leasehold improvements (Note 23 B.3)	476	10,208	1,015	10,055
Present value – other liabilities	—	(338)	—	(285)
Directors’ guarantee deposits	—	20	—	20
Payables to National Parks Administration (Note 19)	10,173	—	10,189	—
Loans with shareholders of related parties	46,451	12,086	39,166	10,588
Derivative financial instruments	—	—	4,600	—
Others	3,795	518	3,701	568

	86,888	39,670	94,804	38,284

(1)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.
(2)	See Note 1.5.l. to the Unaudited Basic Financial Statements.

NOTE 17:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2008	December 31, 2007
Other income:
Recovery of allowances	—	4,280
Others	1,088	359

Subtotal other income	1,088	4,639

Other expenses:
Tax on shareholders’ personal assets	(931)	(4,503)
Donations	(257)	(1,944)
Provisions for contingencies	(32)	(803)
Unrecoverable VAT	(1,436)	(941)
Others	(280)	(948)

Subtotal other expenses	(2,936)	(9,139)

Total Other expenses, net	(1,848)	(4,500)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 18:	COMPANIES UNDER LAW No. 19,550, SECTION 33 AND OTHER RELATED PARTIES

Balances as of December 31, 2008, compared to the balances as of June 30, 2008, as well as the Statement of Income balances for the six-month periods ended December 31, 2008 and 2007, held with related companies, persons and shareholders are as follows:

Related Parties	Relationship	Item	Gain (loss) for the period ended		Assets (liabilities) at
			12.31.08	12.31.07	12.31.08	06.30.08
Shareholders	Shareholders	Other expenses, net	(274)	(275)	—	—
Banco Argentino de Crédito y Securitización	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	18	18
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Other receivable-current	—	—	4	7
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Short-term debt	—	—	—	1
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Long-term debt	—	—	—	22
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Other liabilities-current	—	—	16	29
Cactus S.A.	Related party	Other receivable-current	—	—	11	10
Cactus S.A.	Related party	Other liabilities-current	—	—	—	830
Canteras Natal Crespo S.A	Joint control	Accounts receivables, net current	—	—	78	57
Canteras Natal Crespo S.A	Joint control	Other receivable-current	—	—	693	577
Canteras Natal Crespo S.A.	Joint control	Sale and fees for services	24	24	—	—
Canteras Natal Crespo S.A.	Joint control	Interest	39	20	—	—
Consorcio Libertador	Related party	Sale and fees for services	61	63	—	—
Consorcio Libertador	Related party	Leases	5	5	—	—
Consorcio Libertador	Related party	Accounts receivables, net current	—	—	330	—
Consorcio Libertador	Related party	Trade payable-current	—	—	75	—
Consorcio Libertador	Related party	Other receivable-current	—	—	45	—
Consorcio Libertador	Related party	Other liabilities-current	—	—	2	—
Consultores Assets Management S.A.	Related party	Accounts receivables, net current	—	—	375	262
Consultores Assets Management S.A.	Related party	Other receivable-current	—	—	25	16
Consultores Assets Management S.A.	Related party	Trade payable-current	—	—	2	—
Cresud S.A.	Shareholders	Share services-payroll	—	650	—	—
Cresud S.A.	Shareholders	Interest and Exchange differences	(193)	1	—	—
Cresud S.A.	Shareholders	Costs	(271)	—	—	—
Cresud S.A.	Shareholders	Interest	(1,428)	—	—	—
Cresud S.A.	Shareholders	Accounts receivables, net current	—	—	918	765
Cresud S.A.	Shareholders	Other receivable-current	—	—	6,513	4,335
Cresud S.A.	Shareholders	Trade payable-current	—	—	904	621
Cresud S.A.	Shareholders	Other liabilities-current	—	—	1,435	—
Cyrsa S.A.	Joint control	Leases	138	89	—	—
Cyrsa S.A.	Joint control	Interest	—	3	—	—
Cyrsa S.A.	Joint control	Accounts receivables, net current	—	—	1,061	545
Cyrsa S.A.	Joint control	Trade payable-current	—	—	429	183
Cyrsa S.A.	Joint control	Other receivable-current	—	—	416	712
Cyrsa S.A.	Joint control	Other liabilities-current	—	—	100	88
Directors	Related party	Directors fees	(10,504)	(5,409)	—	—
Directors	Related party	Interest and Exchange differences	(6)	(4)	—	—
Directors	Related party	Other receivable-current	—	—	189	1,705
Directors	Related party	Trade payable-current	—	—	—	31
Directors	Related party	Other receivable-non current	—	—	—	4
Directors	Related party	Fees	(5,403)	—	—	—
Directors	Related party	Accounts receivables, net current	—	—	—	1
Directors	Related party	Advances to Directors’ fees	—	—	8,219	—
Directors	Related party	Short-term debt	—	—	3	1
Directors	Related party	Long-term debt	—	—	60	30
Directors	Related party	Other liabilities-current	—	—	430	13,821
Directors	Related party	Other liabilities-non current	—	—	—	20
Directors of Banco Hipotecario S.A.	Subsidiary	Interest and Exchange differences	(4)	—	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 18:	(Continued)

Related Parties	Relationship	Item	Gain (loss) for the period ended		Assets (liabilities) at
			12.31.08	12.31.07	12.31.08	06.30.08
Estudio Zang, Bergel y Viñes	Related to Board of Directors	Sale and fees for services	(1,519)	(840)	—	—
Estudio Zang, Bergel y Viñes	Related to Board of Directors	Trade payable-current	—	—	405	264
Estudio Zang, Bergel y Viñes	Related to Board of Directors	Other receivable-current	—	—	19	14
Estudio Zang, Bergel y Viñes	Related to Board of Directors	Other liabilities-current	—	—	326	278
Fundación IRSA	Related party	Accounts receivables, net current	—	—	14	14
Fundación IRSA	Related party	Donations	(120)	—	—	—
Fundación IRSA	Related party	Other receivable-current	—	—	6	5
Fundación IRSA	Related party	Other liabilities-current	—	—	3,509	4,656
Futuros y Opciones.com S.A.	Related party	Other receivable-current	—	—	4	4
Inversora del Puerto	Control by Alto Palermo S.A. (APSA)	Net loss from related parties	—	(14)	—	—
Metroshop S.A.	Joint control by Tarshop S.A.	Other receivable-current	—	—	23,138	19,028
Metroshop S.A.	Joint control by Tarshop S.A.	Other liabilities-current	—	—	6,756	4,811
Museo de los Niños	Related party	Accounts receivables, net current	—	—	20	21
Museo de los Niños	Related party	Other receivable-current	—	—	519	143
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Interest and Exchange differences	(9,262)	(3,327)	—	—
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Short-term debt	—	—	2,386	2,142
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Long-term debt	—	—	53,426	46,804
Advance to personal	Related party	Other liabilities-current	—	—	7	—
Advance to personal	Related party	Interest	62	48	—	—
Advance to personal	Related party	Fees	—	(1,121)	—	—
Advance to personal	Related party	Accounts receivables, net current	—	—	2	—
Advance to personal	Related party	Trade payable-current	—	—	29	—
Advance to personal	Related party	Other receivable-current	—	—	1,634	—
Advance to personal	Related party	Other receivable-non current	—	—	4	—
Puerto Retiro S.A.	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	24	47
Puerto Retiro S.A.	Subsidiary (direct or indirect)	Other receivable-current	—	—	13	26
Rummaalá S.A.	Joint control	Interest	—	41	—	—
Rummaalá S.A.	Joint control	Other receivable-current	—	—	3	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 19:	LAWSUITS AND CLAIMS IN COURSE

•	Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into IRSA), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Títulos de la deuda externa argentina (“TDE”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and TDE.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10,173 as of December 31, 2008, such amount being recorded in Other current liabilities—Payables to National Parks Administration.

NOTE 20:	RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

i) Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 20:	(Continued)

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A..

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

ii) Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston International (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue LIBO interest rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5.07 million due in March, 2010.

In addition, two credit default swaps were subscribed. One between IRSA and CSFB for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

iii) The company still has a mortgage on properties as follows:

Properties	Book value as of December 31, 2008
Edificio República	226,583
Hotel Libertador	44,463
Terrenos Bariloche	21,900
Suipacha 652	11,614
Caballito plot of land	4,429

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 20:	(Continued)

iv) The Company has furnished pledge on shares of Rummaala S.A.

B.	Alto Palermo S.A (APSA)

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. to NAI INTERNACIONAL II Inc. (See Note 23 B.1).

The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of December 31, 2008 amounted to Ps. 16,736. They are restricted availability credits until settlement in accordance with the respective prospectuses.

As of December 31, 2008, under other current receivables, APSA has deposit that are restricted in accordance with the following amounts:

i) Ps. 26, concerning the case “Derviche Hernan Andres with Alto Palermo S.A. and others about dismissal”;

ii) Ps. 52, concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”;

iii) Ps. 18, concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A about dismissal.”;

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2008 amounts to Ps. 36,741 (disclosed in the “Non-current investments- Undeveloped plots of land”).

As of June 30, 2008 there is Ps. 34,073 in non-current investments related to shares of Empalme S.A.I.C.F.A. y G., which had been pledged. With the payment of the last installment on December 2008, the encumbrance was lifted (See note 21 B.4.).

In the current investments line BONTE 2006 titles were included in the amount of Ps. 34, that are deposited as rental guarantee.

A pledge was granted to the Nuevo Banco Industrial de Azul S.A. over Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI in the face value amount of Ps. 12,136.

In addition, during the current period Tarshop S.A. granted the pledge to Banco CMF S.A., over, Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII in the face value amount of Ps. 15,889; and to Banco Comafi S.A., also as pledge, over Certificate de Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII and XXXV in the amount of face value Ps. 9,129.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 20:	(Continued)

During April 2008, a pledge was granted to Banco Supervielle over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXVII, XXXVIII and XLII, in the face value amount of Ps. 17,845.

During November 2008, a commercial security interest was granted to Banco Itaú Buen Ayre S.A., as guarantee, Certificates of Participation related to Fideicomiso Financiero Tarjeta Shopping Series XXXIX and XL, for face value Ps. 11,896, and as commercial security interest to Standard Bank Argentina S.A., as guarantee, Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XLII, XLIV and XLVIII, for face value Ps. 21,000.

As of December 31, 2008, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase price for US$ 8.9 million. (See Note 21 B.8.)

As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180.

NOTE 21:	ADQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Acquisition for the Palermo Invest S.A (“Palermo Invest”)

In October 2006, IRSA acquired the remaining 33.33% of the shares of Palermo Invest S.A. to GSEM/AP Holdings, L.P., for an aggregate purchase price of US$ 18 million, at the date of the contract paying US$ 9 million. The remaining balance will be paid in three equal and consecutive installments of US$ 3 million due in October 2007, 2008 and 2009, which will accrue 9% annual interest to be paid quarterly. As of the date of issuance of these unaudited consolidated financial statements the Company has paid the first and second installment.

2.	Acquisition of plot of land in Vicente López and creation of Cyrsa

In January 2007, the Company acquired the total shares of the company named Rummaala S.A. (“Rummaala”), the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 17 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	(Continued)

Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.24 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.25 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged. In April, 2007, the Company constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, the Company contributed 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 (amount equivalent to the net value of the shares contributed by the Company).

From May 2008, Cyrsa (through Rummaalá) continued the marketing process of the building units to be constructed on the plot referred to above called “Complejo Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

Depending from the purchase plan chosen by the client:

•	The balance of the price thus determined will be fully paid on installments paid up to the time of transfer / signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

Through the preliminary sales contracts, Cyrsa is committed to transfer the functional units in February 2011 to the latest.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	(Continued)

3.	Quality Invest S.A.

In August 2007, IRSA formed Quality Invest S.A. with the purpose of associate or invest capitals and transactions with financial instruments, with the exception of any activities comprised in the Financial Entities legislation and any other that would require public bidding.

At the date of the issued of this unaudited financial statements, Quality Invest has not started operations yet.

4.	Offer for the acquisition of Uruguayan company

In May 2008 IRSA signed an offer for acquiring a company in Uruguay, which to the date of transference of the shares should be owner of certain plots of land. The price for the sale of all the shares will be US$ 7 million. As of the date of issuance of this unaudited financial statements the transaction was not consummated.

5.	Acquisition of shareholdings in a foreign Company

In July, 2008 IRSA acquired 30% of “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”).

The main asset of Metropolitan 885 Third Ave. LLC is an office building located on Third Ave. between 53rd and 54th streets, District of Manhattan, City of New York.

In addition to the building, the Company acquired includes debt associated with the asset.

In order to carry out this acquisition the following operations were done:

•	In June 2008, 100% of the shareholding of Tyrus S.A. was acquired, this company being established in Uruguay.

•	In June 2008, IRSA International LLC was incorporated on ad hoc basis in Delaware, being 100% owned by Tyrus S.A.

•	In July 2008, IRSA International LLC acquired 30% of the shareholding of Metropolitan 885 Third Ave. LLC in the amount of US$ 22.6 million.

IRSA acquired a put right to sell a 50% interest exercisable within a period ranging from six months to three years following the transaction.

In addition, IRSA acquired the right of first offering for the acquisition of 60% over the 5% currently held by one of the shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	(Continued)

B.	Alto Palermo S.A.

1.	Increase from equity interest-Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement of the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which the latter had the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A. (PUT) to APSA, which may be exercised until the last working day of October 2008, in the amount of US$ 3.0 million under the terms specifically established in the contract.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the PUT exercise previously granted by which this company sells Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered shares of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per shares and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per shares, thus acquiring 5% (five percent) of the shares on behalf of Shopping Alto Palermo S.A. (SAPSA).

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1 million will be returned to APSA on October 2, 2008 (See note 15).

2.	Exercise of option

During August 2007, APSA exercised an option for the subscription of additional shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfilment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defence of Competitiveness, among other, which as of the date of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with, APSA will make a total investment of US$ 24.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	(Continued)

This option has been accounted for in Non-Current Investments – Advances for the acquisition of a Company.

3.	Acquisition of commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as a financial advance for fixed assets purchase.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, such amount to be cancelled in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. This payment was recorded as advance for purchase of fixed assets.

4.	Acquisition of Córdoba Shopping

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006.

The agreed price for such operation is a gross amount of US$ 12 million plus a variable amount arising from the adjustment after year end (originally established in the contract), which was determined in Ps. 3,961. The Company was incorporated on December 31, 2006. During December 2008 APSA and SAPSA paid an amount of US$ 2.1 million related to the fourth installment of capital and interest. To secure the unpaid purchase price, it had been pledged in favor of the sellers 100% of Empalme´s shares. With the cancellation, the fourth installment the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	(Continued)

vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

5.	Capital increase and irrevocable contributions in Tarshop S.A.

As a consequence of the international financial context, a high volatility in interest rates and increases in the so-called systemic default has been noted, both having caused a negative impact on the performance and financing of the consumption financing business. The highest default levels provoked an increase in the subordination of financial trusts that, added to the modification of their tax treatment, to the higher interest rate for risk increasing and to certain deceleration of private consumption, generated the need to review the general and specific economic prospects of Tarshop S.A. activities.

To face the increasing volatility of the international financing market and to provide Tarshop S.A. with a capital base in line with the current market conditions, in September 2008 APSA decided to participate in a capital increase of Tarshop S.A. for up to Ps. 60,000 by increasing the Tarshop S.A. shareholding from 80% to 93.4%. Furthermore, during the present quarter, due to the changing general context and following the strategic plan decided upon and implemented by APSA, funds have been provided and they were later accepted as irrevocable contributions for Ps. 105,000 aiming at strengthening the balance sheet position, reinforcing the financial position, paying for operating expenses and repositioning Tarshop S.A. on the market.

Several measures were implemented since then to complement the financial support via the direct advising from APSA´s management to Tarshop S.A. aiming at improving the performance of the latter by lightening the point of sale structure that would lead to 17% decrease of the payroll, the reduction of 13 point of sales and centralized areas leased by 10% of the total. The streamlining of resources included areas such as consulting services.

In line with the commercial actions other measures have been implemented, such as:

(i)	Structure redesigning of distribution channels.

(ii)	Changes in cash and financing plans to stores.

(iii)	Renegotiation of terms and conditions with member stores.

It should also be mentioned that the recent modification of the tax treatment for financial trusts and other changes brought by the national government, forces to perform a constant monitory adjustment focusing the positioning strategy of Tarshop S.A. to face the ups and downs of the current situation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	(Continued)

6.	Acquisition of the building known as Ex-Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 2006, APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years´term due in February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2.5 every 47 months. To the date of these financial statements, the concession is undergoing month 202, the effective monthly canon being Ps. 12.6 and the next increase estimated for month 235.

The offer of APSA for the purchase of the building was Ps. 32,522 payable as follows: 30% that is the amount of Ps. 9,772, at the time of awarding the bid and the remaining amount of Ps. 22,750 at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims.

On June 26, 2007, APSA was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of December 31, 2008 APSA has recorded this transaction as non - current investments.

On January 24, 2008 APSA received a note of the National Commission for the Defense of the Competition, record N º S01/0477593/2007 (DP No. 38) by which APSA is requested to report and deliver the pertinent documentation on the matter related to such operation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	(Continued)

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is awaiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the covenants agreed upon by the Province and APSA upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

7.	Barter with Condominios del Alto S.A.

On October 11, 2007, Alto Palermo S.A. (APSA) subscribed with Condominios del Alto S.A. an exchange contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favour of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined that the value of each undertaking is of US$ 1.1 million, which is included in Inventories.

As a complementary consideration in favour of APSA, Condominios del Alto S.A. paid APSA US$ 0.015 million. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favour of APSA on Plot 2 G in the amount of US$ 1.1 million; (ii) established a security insurance of which APSA will be assigner of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 0.8 million.

In addition, APSA granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	(Continued)

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real state: (i) Fourty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Fourty seven (47) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

8.	Adquisition of Beruti plot of land

On June 24, 2008, APSA acquired from DOWLER COMPANY S.A. the Plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Buenos Aires City, located in the vicinity of the shopping mall known as “Shopping Alto Palermo S.A.”, a location considered to be strategic for the Company.

The transaction was executed for a total price of US$ 17.8 million out of which, as of the closing date of these unaudited financial statements US$ 8.9 million had been paid and the remaining unpaid balance of US$ 8.9 million will be paid off in two equal annual and consecutive installments of US$ 4.45 million each, which do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account “non-current investments”- Undeveloped parcels of land.

9.	Purchase of the Anchorena street building

On August 7, 2008 APSA subscribed a preliminary purchase contract by which it acquired the functional units numbers one and two, covering a surface area of 2,267.5 square meters and 608.37 square meters, located in Dr. Tomás Manuel de Anchorena street, numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 2 million was totally cancelled as of January 15, 2009 in the date was signing the final transfer deed document.

On August 7, 2008 APSA subscribed a preliminary sales contract by which it acquired the functional unit number three covering a surface area of 988 square meters located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 1.3 million was totally cancelled as of January 15, 2009 in the date was signing the final transfer deed document.

As of December 31, 2008 the total payments for functional units amounts of US$ 1.3 million and is disclosed in the account financial advances for purchase fixed assets.

10.	Barter with CYRSA S.A.

APSA and COTO Centro Integral de Comercialización S.A. (COTO) on September 24,1997 granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighborhood.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	(Continued)

As of July 31, 2008, a condition barter commitment was executed by which APSA would transfer CYRSA S.A. (CYRSA) 112 garage parking slot and the rights to increase the height of the property to build a two tower building on the previously mentioned property, upon compliance with certain conditions.

In consideration, Cyrsa would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.05 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver APSA a number of storing units equivalent to 25% of the storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount shall be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO.

Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies Cyrsa that conditions precedent have occurred.

The total amount of the transaction between Cyrsa and APSA total US$ 5.9 million.

NOTE 22:	NEGOTIABLE OBLIGATIONS PROGRAM

•	Alto Palermo S.A.

1.	Issuance of convertible negotiable obligations.

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50 million convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 22:	(Continued)

•

Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these unaudited financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.10) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On December 31, 2008, the holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.8 million, with the consequent issuance of common stock of nominal value Ps. 0.1 per share. As of December 31, 2008 the total amount of APSA Convertible Negotiable Obligations amounted to US$ 47.2 million of which US$ 31.7 million correspond to the Company which is eliminated in the consolidation process.

On January 19, 2009, an amount of US$ 2.4 million was paid related to the thirteenth interest installment.

2.	Issuance of negotiable obligations

On May 11, 2007, Alto Palermo S.A. issued two new series of negotiable obligations in the total amount of US$ 170 million. Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year as from November 11, 2007. On November 11, 2008 the third interest installment has been cancelled for US$ 4.7 million. Principal of this Serie will be fully settled at maturity. Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On December 11, 2008 the second interest installment has been cancelled for Ps. 8,471.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200 million (the “Program”) authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

During the current quarter, APSA repurchased US$ 3 million negotiable bonds series II and US$ 5 million negotiable bonds Serie I, which were valued at nominal value and are shown

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 22	(Continued)

netted from current and non-current capital and interest payable. Such repurchase generated an income of Ps. 13,202 that is shown in net income for repurchase of negotiable obligation. As of December 31, 2008 the total amount of negotiable bonds repurchased is US$ 4.8 million from Serie II and US$ 5 million from Serie I.

During the last quarter IRSA and CRESUD acquired negotiable obligations from APSA Serie I amounted at nominal value of US$ 13 million (see Note 29 to the Unaudited Basic Financial Statements) and US$ 5 million, respectively.

Like subsequent events, IRSA acquired negotiable obligations serie I at nominal value US$ 5 million.

NOTE 23:	RELEVANTS FACTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360.8 million.

•

National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832.8 million.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344.1 million and US$ 16.8 million in BODEN 2012, respectively, for compensation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	(Continued)

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally in September 2005 began the subscription of Coverage BODEN 2012. As of December 31, 2008 the subscription of Boden 2012 amounts to US$ 773.5 million.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,578,000. On the other hand, liabilities to the Argentine Central Banks recorded as of December 31, 2008 amount to Ps. 205,772 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amounts to Ps. 2,372,228 and Ps. 2,648,293 as of December 31, 2008 and 2007, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of December 31, 2008 and 2007 the assistance to the Public Sector arises 21% and 27%, from total Assets, respectively.

Economic situation

During the last months, the world´s principal financial markets have suffered the impact of volatility conditions as well as lack both of liquidity and credit. Consequently, stock-market rates showed a significant fall together with an evident economic deceleration also at worldwide. Although the central countries took immediate action on the matter, the future evolution of the international markets is uncertain, which produce direct effects on the quotation of financial assets, particularly shares, debts, titles and investments funds.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	(Continued)

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange.

The Bank´s management is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt the necessary measures to soften the effects of the global situation.

As shown in the balance sheet of Banco Hipotecario S.A. all the above matters produced negative effects on the bank investments, the principal impact being the one generated by public bonds received and to be received arising from the offsetting established in sections 28 and 29 of Decree 905/02, and by guaranteed bonds.

2.	Capitalization program for executive management

The Company and its subsidiary APSA have developed during the period ended June 30, 2007 the design of a capitalization program for executive management staff through contributions that will be realized by employees and by the Company.

That plan is addressed to employees selected by the Company with the purpose of keeping them increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary has accepted, it will be able to make two types of contributions: a monthly one (base on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the bonus. On the other hand, the Company and its subsidiary APSA contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants’ contributions will send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which has the approval by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company and its subsidiaries contributions will flow to other independent financial means separated from the previous one. In the future the participants will have access to 100% of the plan benefits (that is, including the Company and its subsidiaries contributions made in favor of the financial means especially created) under the circumstances that follow:

•	Ordinary retirement in line with the applicable working regulations

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	(continued)

•	Total or permanent disability or inability

•	Death

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

As of December 31, 2008, security charges of the Company amount to Ps. 2,508.

B. Alto Palermo S.A.

1.	Financing and occupation agreement with NAI International II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G Subsidiary by APSA, entered into an agreement with NAI INTERNACIONAL II, INC. by which the latter loaned up to US$ 8.2 million for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBO interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC. (hereinafter “The Agreement”). Occupation of the area was established for a 10-year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997.

Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC. of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

•	The time-term necessary to fully pay the loan unpaid amount, or

•	Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•

The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	(continued)

•

All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•

The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of December 31, 2008 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances included in Leases and services advances for a total amount of Ps. 18,031.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters of surface area approximately, in which a commercial center will be constructed. This project also includes the building of a Shopping Center, a hyper-market and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the Shopping Center will be constructed. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these financial statements has not occurred, Shopping Neuquén S.A. has to start the works within 90 days´ term.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	(continued)

The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of shopping center and 10,000 square meters of hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated.

In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

3.	Improvements to be accrued made by third parties-other liabilities

La Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., APSA´s subsidiary, which were capitalized as fixed assets, with balancing entry in this account, other liabilities, recognizing the related gain over 15 year, term of contract. At the end of the period, the amount of Ps. 109 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry in this account other liabilities, recognizing the depreciation charges and the profits over a 50-year period. At period end, the amount of Ps. 10,102 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from APSA.

4.	Tarshop S.A.credit card receivables securitization program

Tarshop S.A. has ongoing securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificate de Participation (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	(continued)

Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credit transfer to the Trusts, which have been eliminated from the Tarshop’s S.A. balance sheet, that received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts.

The latter are recorded at their equity values at the closing of the period, net of allowances, on the basis of the financial statements issued by the trusts.

Tarshop S.A., agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, at December 31, 2008, Tarshop S.A. transferred to financial trusts the total amount of Ps. 2,134,517 of credits receivable originated in the use of its clients´ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps.1,789,632, T.D.F. Series “B” for Ps.125,829, C.P. Series “C” for Ps. 206,186, and C.P. Series “D” for Ps. 12,870.

On the other hand, Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offer in Argentina, with exception of T.D.F. Series B corresponding to trust Serie XXXV, XXXIX, XL,XLI, XLII, XLVII, XLVIII and XLIX, and T.D.F. Serie C corresponding to Serie XLVII, Tarshop S.A. manteins part of them. As credit protection to investors, a cash reserve has been constituted for losses in the amount of Ps. 16,736.

5.	New commercial development

In December 2006, APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise that is being developed in Saavedra, City of Buenos Aires; by Panamerican Mall S.A. (PAMSA) a company incorporated at the end of 2006 in which APSA has a shareholding of 80%.

APSA made capital contributions in PAMSA for Ps. 158,280 and sold to this company the plot of land located in the streets named Posta, Pico and Arias (bought to Philips Argentina S.A.) in the amount of Ps. 59,912. APSA will pay future capital contributions in PAMSA with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center which have been partially integrated as of the date of issuance of these unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	(continued)

The other PAMSA shareholder is Centro Comercial Panamericano S.A. (CCP) owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24,592 and transferred to PAMSA the ownership of a plot of land located in Melian, Vedia and Arias streets (limiting the plot of land sold by APSA) in the total amount of Ps. 61,480 Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center which have been integrated as of the date of issuance of these financial statements.

During the six-month period ended December 31, 2008, both APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 96,657 and Ps. 24,164, respectively.

As subsequent event, APSA made irrevocable contributions to PAMSA for Ps. 18,800.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one the most significant enterprises initiated by APSA.

It is estimated that the opening of the commercial center will take place the last quarter of 2009.

6.	Damages in Alto Avellaneda

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of September and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6,265.

APSA has insurance coverage against all risks and third party liability to cover this type of disaster. As of June 30, 2008, the liquidation process related with the insurance policies mentioned previously has finalized and the final indemnification amount obtained and collected for this item amounts to Ps. 10,478.

7.	Ordinary and Extraordinary General Meeting of Shareholders

The Ordinary and Extraordinary General Meeting of Shareholders of APSA held October 31, 2008 decided to approve the following items:

1. A 5% deduction of the income for the year ended June 30, 2008 for Legal Reserve.

2. The appropriation of a cash dividend in the amount of $ 60,238.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	(continued)

3. Entitle the Board of Directors to use the mentioned amount of free availability and the free reserves as well, in line with the Company needs and in conformity with the legal applicable regulations and ad referendum of the Meeting of Shareholders, in addition to the full capacities for the following purposes, among other: appropriate dividends or provide for the acquisition of own shares in accordance with the terms of Resolution 535 of the National Securities Commission (CNV), section 220 of the Corporation Law, section 68 of Law 17,811 and all other related dispositions of the CNV´s standards effective at any time. All this due to the financial crisis shown in the national and international markets from were it is clear the impact on the quotation prices of the Company values, which certainly do not agree with the Company´s reality. It is, therefore, essential to protect the shareholders´ interests from the sudden fluctuations of quotation prices, which is intended through these means for the purpose of avoiding a serious damage to the Company.

4. That the tax on personal assets levied on the shareholders and paid by the Company in its capacity as substitute responsible for up to Ps. 518, be fully absorbed by the Company as long as such decision is not modified by virtue of a meeting of shareholders.

5. The renewal of the delegation on the Board of Directors of the powers to establish the time and currency of issuance, terms, prices, form and payment conditions, type and rate of interest, destination of the funds and other terms and conditions in conformity with the issues approved by the Meeting of Shareholders held October 31, 2006, of the issuances of negotiable bonds within the global program under the terms of section 9 of Law 23,576.

8.	Negative working capital

At the end of the period, the company carried a working capital deficit of Ps. 89,700, this amount relates mainly of APSA working capital deficit, which amounts to Ps. 98,880, whose treatment is being considered by the Board of Directors and the respective management.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 24:	OPERATIONS WITH DERIVATIVE INSTRUMENTS

As of December 31, 2008, the open operations are as follows:

Forward contracts	Banks	Amount	Maturity	Accumulated Gain (loss) (1)
Open operations
Purchase of dollars	Santander	2,000,000	01/30/2009	375
Purchase of dollars	Itaú	2,000,000	01/30/2009	377
Purchase of dollars	Santander	2,000,000	01/30/2009	407
Purchase of dollars	Santander	2,000,000	01/30/2009	412
Purchase of dollars	Citibank	2,000,000	01/30/2009	405
Purchase of dollars	Citibank	2,000,000	01/30/2009	399
Purchase of dollars	Itaú	5,000,000	01/30/2009	967
Purchase of dollars	Itaú	2,000,000	01/30/2009	397
Purchase of dollars	Citibank	3,000,000	01/30/2009	595
Sale of dollars	Santander	(2,000,000)	01/30/2009	(67)
Purchase of dollars	Macro	3,000,000	03/31/2009	(240)
Purchase of dollars	Santander	2,000,000	03/31/2009	(20)

Total		25,000,000		4,007

(1)	During the period, the income recognized for open operations amounted to Ps. 7,275 and a gain from cancelled operations of Ps. 1,695.

NOTE 25:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

In thousands:

	December 31, 2008	December 31, 2007
Weighted - average outstanding shares	578,676	520,198
Dilute effect	—	—
Weighted - average diluted common shares	578,676	520,198

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	December 31, 2008	December 31, 2007
Net income for calculation of basic earnings per share	(99,015)	5,784

Dilute effect	—	—

Net income for calculation of diluted earnings per share	(99,015)	5,784

Net basic earnings per share	(0.171)	0.011
Net diluted earnings per share	(0.171)	0.011

IRSA Inversiones y Representaciones

Sociedad Anónima

Unaudited Financial Statements

For the six-month periods

Beginning on July 1, 2008 and 2007 and

Ended December 31, 2008 and 2007

IRSA Inversiones y Representaciones
Sociedad Anónima

Company
Corporate domicile:	Bolívar 108 10 Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements as of December 31, 2008

compared with the same period of previous year.

Stated in thousands of Pesos

Fiscal year No. 66 beginning July 1 st, 2008

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 12)

Type of share	Authorized for Public Offer of Shares (*)	In thousand of pesos
		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31, 2008 and June 30, 2008

In thousand of pesos (Note 1)

	December 31, 2008	June 30, 2008
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	18,973	70,257
Investments (Exhibits C, D and G)	13,391	24,991
Accounts receivable, net (Note 3 and Exhibit G)	22,822	17,422
Other receivables and prepaid expenses (Note 4 and Exhibit G)	96,113	82,245
Inventories (Note 5)	24,427	46,511

Total Current Assets	175,726	241,426

NON-CURRENT ASSETS
Accounts receivable, net (Note 3 and Exhibit G)	2,055	266
Other receivables and prepaid expenses (Note 4 and Exhibit G)	153,098	138,713
Inventories (Note 5)	61,753	62,620
Investments (Exhibits C, D and G)	1,343,675	1,340,255
Fixed assets, net (Exhibit A)	897,937	891,577
Intangible Assets (Exhibit B)	3,689	4,843

Total Non-Current Assets	2,462,207	2,438,274

Total Assets	2,637,933	2,679,700

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 6 and Exhibit G)	16,474	12,550
Customer advances (Note 7 and Exhibit G)	15,770	26,188
Short-term debt (Note 8 and Exhibit G)	75,243	95,425
Salaries and social security payable	2,621	4,415
Taxes payable	12,934	8,738
Other liabilities (Note 9 and Exhibit G)	15,927	25,678

Total Current Liabilities	138,969	172,994

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6 and Exhibit G)	—	5,445
Customer advances (Note 7)	15	978
Long-term debt (Note 8 and Exhibit G)	608,111	537,331
Taxes payable	1,599	1,640
Other liabilities (Note 9 and Exhibit G)	54,715	37,134

Total Non-Current Liabilities	664,440	582,528

Total Liabilities	803,409	755,522

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	1,834,524	1,924,178

Total Liabilities and Shareholders’ Equity	2,637,933	2,679,700

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

In thousand of pesos (Note 1)

	December 31, 2008	December 31, 2007
Revenues	116,499	98,089
Costs (Exhibit F)	(53,615)	(54,844)

Gross profit	62,884	43,245

Gain from recognition of inventories at net realizable value (Note 1.5.h.)	6,790	1,197
Selling expenses (Exhibit H)	(2,815)	(2,184)
Administrative expenses (Exhibit H)	(19,538)	(17,899)

Subtotal	(15,563)	(18,886)

Operating income	47,321	24,359

Financial results generated by assets:
Interest income	12,364	12,806
Foreign exchange gain	24,792	5,599
Interest on discounting assets	10	290
Gain (loss) on financial operations	(61)	77

Subtotal	37,105	18,772

Financial results generated by liabilities:
Foreing exchange loss	(91,692)	(13,141)
Interest on discounting liabilities	52	(763)
Interest expenses and others (Exhibit H)	(29,077)	(28,286)

Subtotal	(120,717)	(42,190)

Financial results, net	(83,612)	(23,418)

(Loss) gain on equity investees (Note 11.c.)	(59,099)	11,340
Other expenses, net (Note 10)	(1,856)	(6,826)

Net (loss) income before tax	(97,246)	5,455
Income tax and MPIT (Note 1.5. o., 1.5. p. and 14)	(1,769)	329

Net (loss) income for the period	(99,015)	5,784

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

In thousand of pesos (Note 1)

Caption	Shareholders’ contributions				Reserved earnings		Retained earnings	Temporary translation difference	Total as of December 31, 2008	Total as of December 31, 2007
	Common stock (Note 12)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 12)	Reserve for new projects
Balances as of beginning of year	578,676	274,387	793,123	1,646,186	29,631	193,486	54,875	—	1,924,178	1,646,714
Capital increase	—	—	—	—	—	—	—	—	—	222,589
Dividens distribution B.D.M. as of 10.31.08	—	—	—	—	2,743	—	(2,743)	—	—	—
Temporary traslation difference for the period (Note 1.5 i)	—	—	—	—	—	—	—	9,361	9,361	—
Net (loss) gain for the period	—	—	—	—	—	—	(99,015)	—	(99,015)	5,784

Balances as of December 31, 2008	578,676	274,387	793,123	1,646,186	32,374	193,486	(46,883)	9,361	1,834,524

Balances as of December 31, 2007	578,676	274,387	793,123	1,646,186	29,631	193,486	5,784	—		1,875,087

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

In thousand of pesos (Note 1)

	December 31, 2008	December 31, 2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	87,568	172,205
Cash and cash equivalents as of the end of the period	24,482	73,244

Net decrease in cash and cash equivalents	(63,086)	(98,961)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the period	(99,015)	5,784
Plus income tax accrued for the period	1,769	(329)
Adjustments to reconcile net income to cash flows from operating activities:
• Loss on equity inventees	59,099	(11,340)
• Gain from recognition of inventories at net realizable value	(6,790)	(1,197)
• Allowances and provision	10,135	8,232
• Amortization and depreciation	10,974	12,328
• Financial results, net	56,300	3,380
Changes in operating assets and operating liabilities:
• Decrease in current investments	5,751	16,502
• Decrease (Increase) in accounts receivables, net	6	(1,097)
• (Increase) Decrease in other receivables and prepaid expenses	(14,615)	3,949
• Decrease in inventory	25,751	835
• Decrease in taxes payable, social security payable and customer advances	(343)	(9,297)
• Increase (Decrease) in accrued interest	1,361	(1,422)
• Increase in trade accounts payable	3,522	2,718
• Decrease in other liabilities	(3,264)	(1,225)

Net cash (used in) provided by operating activities	50,641	27,821

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase interest in related companies	(68,355)	(1,612)
• Increase equity in subsidiary companies	(89)	—
• Purchase and improvements of fixed assets	(27,093)	(196,330)
• Purchase of Note APSA 2017	(16,539)	—
• Dividends collection	38,154	34,768
• Advances payments for the acquisition of shares	(984)	—
• Loans granted to related parties	(7,996)	(1,722)
• Cash collected from loans to related parties	3,660	—

Net cash used in investing activities	(79,242)	(164,896)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Overdrafts	(38,481)	—
• Payments of loans	(9,432)	(145,193)
• Increase of loans	15,000	—
• Increase of loans whit related companies	—	28,458
• Payments of loans with related companies	(1,572)	—
• Payments of mortgages payable	—	(8,567)
• Issuance of common stock	—	163,416

Net cash provided by financing activities	(34,485)	38,114

NET DECRASE IN CASH AND CASH EQUIVALENT	(63,086)	(98,961)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2008 and 2007

and ended December 31, 2008 and 2007

In thousand of pesos (Note 1)

	December 31, 2008	December 31, 2007
Supplemental cash flow information
• Interest paid	27,236	26,072
• Income tax paid	3,135	10,246
Non-cash activities:
• Increase in other receivables and prepaid expenses through a decrease in undeveloped parcels of lands	4,065	—
• Decrease in trade account payables through a decrease in undeveloped parcels of lands	5,445	—
• Increase in inventories through a decrease in fixed assets, net	11,199	—
• Temporary translation differences	9,361	—
• Transfer of undeveloped parcels of lands to inventories	101	—
• Increase in accounts receivables through a cancellation of barter of Dique III	—	41,807
• Increase in other non-current investment through a decrease in other receivables and prepaid expenses	—	3,995
• Increase in non-current investments through an increase in debt	—	3,146
• Decrease in non-current investment through a decrease of loans	—	52,098
• Increase in non-current investment through a decrease in other receivables and prepaid expenses	—	8,026
• Increase in non-current investments through an increase in other liabilities	—	335

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the fiscal year beginning on July 1, 2008 and 2007

and ended December 31, 2008 and 2007

In thousand of pesos

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1.	Preparation and presentation of audited financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federacion Argentina de Consejos Profesionales de Ciencias Economicas, approved with certain amendments by the Consejo Profesional de Ciencias Economicas de La Ciudad Autonoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions No. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Consejo Profesional de Ciencias Economicas de La Ciudad Autonoma de Buenos Aires through its Resolution CD No 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to periods started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these unaudited financial statements that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 150.8 million which should be recorded in the income statement accounts of previous periods for Ps. 155.5 million (loss) and in the income statement accounts of the fiscal period Ps. 4.7 million (gain).

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.1.	(Continued)

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	18.8	9.0	8.6	114.4	150.8

1.2.	Use of estimates

The preparation of financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets purchased of related parties or net assets, the fulflilment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3.	Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2008 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

Balances for the six-month period ended December 31, 2008 of the income, shareholder´s equity and cash flows statements are shown for comparative purpose with the same period of the previous fiscal year.

1.5.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

d.	Accounts receivables, net and trade accounts payable

Mortgages, lease receivables and services and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and liabilities

Certain current receivables and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Certain receivables and liabilities (deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

f.	(Continued)

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities and Minimum Presumed Income Tax (MPIT) have not been discounted.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

h.	(Continued)

Credits in kind:

The Company has credits in kinds related to rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables and there have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period/year.

•	Investments in subsidiaries and afiliated companies:

Long term investments in subsidiaries and afiliated companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at December 31, 2008 issued by them. The accounting standards used by the subsidiaries to prepare their unaudited financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their unaudited financial statements are those currently in effect.

The Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitizatión S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and afiliated companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A., Palermo Invest S.A., Pereiraola S.A.I.C.I.F.y A., Hoteles Argentinos S.A., Rummaala S.A., Manibil S.A., Canteras Natal Crespo S.A., Tyrus S.A. and the related company, Banco Hipotecario S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

•	Banco Hipotecario S.A.

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

As of December 31, 2008, the equity method was applied on preliminary figures because as of the time of issuance of these financial statements, Banco Hipotecario S.A. had not yet concluded with the preparation and subsequent approval of its financial statements. In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.

Uruguay-based Tyrus S.A. has been classified as not integrated into the Company’s operations because it is a company engaged in holding the shares pertaining to the investment in Metropolitan (See Note 21 A.5.) whose operations are carried out fully abroad. The Company does not control foreign operations, which are conducted with autonomy with respect to the Company’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or in local loans.

Given that Tyrus S.A.’s assets and liabilities are located outside Argentina, they were converted into Pesos at the exchange rate in force at the close of the period. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line “Temporary translation differences” and they amounted to $ 9,361 as of December 31, 2008.

The goodwill corresponding to the acquisition of the controlled company Tyrus S.A. has been measured at cost value, which was calculated as the difference between the amount paid for such investment and the book value of the ownership interest acquired. The Company is now following the procedures to analyze the current value of the assets and liabilities acquired for purposes of allocating the purchase value, in conformity with Technical Resolution No. 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. As of June 30, 2008 the Company maintained allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the period.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period. The Company capitalizes the financial costs accrued costs associated with long-term construction projects. During the period/year ended December 31 and June 30, 2008 financial costs were capitalized in the building known as “DIQUE IV” for Ps 6,999 and Ps 109, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred. The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets

Intangible assets correspond to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.i.). These are shown net of their accumulated amortization.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

k.	(Continued)

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

l.	Business combinations

Entities purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. In To such extent, the Company identified the assets and liabilities acquired including intangible assets such as:

•

The estimated current value of the costs that the Company avoids incurring as a result of acquiring effective rent contracts, for which the estimated costs of entering into similar contracts were taken into account as well as other factors such as the geographical location and the size of the area rented. The value of the effective rent contracts is included in intangibles and it is amortized as a rental cost in the remaining initial term of each contract.

•

The value of the rent contracts acquired, for which the market conditions to the date of acquisition were taken into account as well as other factors including geographical location, size and location of the area rented in the building, profile and credit risk conditions of the lessees to determine if the rental contracts acquired have higher or lesser conditions to those of the market at the time of the acquisition. The current value of the difference between the contracts acquired under the terms of the contracts and the market conditions were taken into account, disclosing an asset or a liability (shown in Other liabilities) depending if the contracts acquired are higher or lesser to the market values.

The values thus determined should be amortized as an increase or decrease of the income for rentals during the remaining term of the respective contracts, including any renewal considered in the valuation. If a lessee terminates its rent contract, the non-amortized portion of the intangible assets will be recorded in the statement of income.

•

Relationships with clients. The items that the Company considered to assign value to such relationships include the nature and extension of the commercial relationships currently existing with lessees, growth prospects for development of new business, lessee´s credit qualities and renewal prospects. The Company has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

l.	(Continued)

The process of identification and the determination of the price paid is a matter that requires complex judgments and significant estimates.

The Company used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or on the Company´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

In accordance with the terms of Technical Resolution 21, the difference between the price paid and the addition of the current values of the net assets acquired generate goodwill. If the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. The goodwill generated due to an acquisition of net assets is shown in line with the tangible asset acquired. Amortizations have been calculated by the straight line method on the basis of the estimated useful life considering the weight average of the remaining useful life of the tangible assets acquired.

m.	Deferred financing cost

Expenses incurred in connection with the issuance of Negotiable Obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

p.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the period/year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

q.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability at the end of every period.

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

q.	(Continued)

Increases and decreases of allowances for impairment of assets during the period/year ended December 31, 2008 and are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

Temporary translation differences correspond to the exchange gains/losses arising from the conversion of Tyrus S.A.’s financial statements.

s.	Results accounts

The results for the period are shown as follows:

Amounts included in Unaudited Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

s.	(Continued)

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2008	June 30, 2008
Cash in local currency	46	37
Cash in foreign currency (Exhibit G)	54	32
Banks in local currency	804	59
Banks in foreign currency (Exhibit G)	17,980	69,908
Checks to be deposited	89	221

	18,973	70,257

NOTE 3:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- current
Mortgages, leases receivable and services (1) (Exhibit G)	9,583	2,055	7,097	266
Related parties (Note 11.a.) (Exhibit G)	13,381	—	9,825	—
Debtors under legal proceedings and past due Debts	1,133	—	1,132	—
Less:
Allowance for doubtful accounts (Exhibit E)	(1,275)	—	(632)	—

	22,822	2,055	17,422	266

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- current
Related parties (Note 11.a.) (Exhibit G)	52,985	75,092	47,928	67,820
Advances to director´s fees	4,839	—	—	—
Receivables from the sale of shares (1)	31,024	—	27,179	—
Prepaid expenses (Exhibit G)	4,735	500	5,061	—
Guarantee of defaulted credits (2) (Exhibit G)	541	3,461	457	3,178
Loans granted	474	—	430	—
Deferred income tax (Note 14)	—	55,712	—	57,630
MPIT (Note 1.5.p.)	—	18,087	—	9,847
Present value	—	(222)	—	(232)
Other (Exhibit G)	1,515	468	1,190	470

	96,113	153,098	82,245	138,713

(1)	In June 2007 the Company sold 10% of the shareholding in Solares de Santa María S.A. for US$ 10.6 million (on such date the Company collected US$ 1.6 million of such amount). The balance will become due in December 2009 and it is supported by a pledge in favor of the Company.

(2)	See Note 20.A.ii to the consolidated unaudited financial statements.

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- current
Credit from Barter transaction of Dique III parcel 1c) (i)	22,988	—	42,485	—
San Martin de Tours	339	—	1,158	728
Dock 13	—	—	1,250	317
Abril	702	1,066	1,161	911
Torres Jardín	14	62	170	42
Minetti D	58	—	58	—
V. Celina	—	—	43	—
Edificios Cruceros	—	20	—	20
Dorrego 1916	13	—	13	—
Credit from barter of Caballito (Cyrsa) (Note 11 a. and 20)	—	37,939	—	37,939
Credit from barter of Caballito (Koad) (ii)	—	22,663	—	22,663
Other inventories	313	3	173	—

	24,427	61,753	46,511	62,620

(i)	In September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing unit, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8 million. As a guaranty for the transaction, DYPSA set up a first degree mortgage for US$ 8 million plot in favor of IRSA.

During the previous fiscal year DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 0.5 million, corresponding to the barter for the plot 1c).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 5:	(Continued)

The Company signed preliminary sales agreements for certain units to be received which where valued at its net realizable value. The increase for this method of valuation amounted to Ps. 26,374; of which Ps. 5,362 were recorded as of December 31, 2008 and Ps. 21,012 in previous fiscal years.

After several agreements, Dypsa delivered housing units to IRSA. As of December 31,2008 title deeds of is out of 28 units had been signed.

(ii)	In May 2006 Koad S.A. (Koad) and the Company entered into a barter agreement valued at US$ 7.5 million by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build a building group called “Caballito Nuevo”. As consideration Koad paid an amount of US$ 0.05 million and the balance of US$ 7.4 million will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Furthermore, Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7.5 million and constituted insurance for US$ 2 million and is going to constitute another one for US$ 0.5 million at the time the units are transferred.

During the previous fiscal year, the building was included in the Pre-apartments Regime and the complementary deed was signed. Such deed includes a detail of the units to be received by the Company.

NOTA 6:	TRADE ACCOUNTS PAYABLE

	December 31, 2008		June 30, 2008
	Current	Non Current	Current	Non Current
Account payables (Exhibit G) (1)	7,972	—	2,931	5,445
Accruals	3,250	—	5,405	—
Related parties (Note 11.a.) (Exhibit G)	4,565	—	4,018	—
Others	687	—	196	—

	16,474	—	12,550	5,445

(1)	As of June 30, 2008 includes US$ 1.8 million related to the amount payable for a land purchased in Luján, accoring to Note 19.

NOTE 7:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Customer advances (Exhibit G)	13,843	—	24,261	—
Leases and services advances	1,927	15	1,927	978

	15,770	15	26,188	978

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8:	SHORT AND LONG—TERM DEBT

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- Current
Negotiable Obligations -2017 (Note 17) (Exhibit G)	17,469	511,682	15,089	447,045
Debt related to purchase of edificio República (Note 15) (Exhibit G)	25,614	92,702	22,372	81,211
Overdrafts	6,548		45,030	—
Loans Banco Ciudad	15,025	—	—	—
Debt related to the purchase of Palermo Invest S.A. (1) (Exhibit G)	10,587	—	9,470	9,075
Debt related to the purchase of E-Commerce Latina S.A. (1) (Note 11.a.)	—	3,727	3,464	—

	75,243	608,111	95,425	537,331

(1)	(a) See Note 21.A.1 of the unaudited consolidated financial statements (purchase of the shareholding in Palermo Invest S.A.)
(b) As of November, 2007, Alto Palermo S.A. (APSA) sold to the Company 90% of total shares of E-Commerce Latina S.A. for Ps. 3,146. As of November 20, 2007, APSA assigned the credit to E-Commerce Latina S.A.

NOTE 9:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2008		June 30, 2008
	Current	Non- Current	Current	Non- current
Related parties (Note 11.a.) (Exhibit G)	7,209	46,601	15,284	28,303
Condominium expenses	—	—	1,421	—
Directors’ fees provision (Note 11.a.) (1)	—	—	2,996	—
Less value of acquiered contracts (1.5.l)	3,722	3,169	3,811	5,150
Administration and reserve funds	2,514	—	460	—
Provision for lawsuits (Exhibit E)	68	—	67	—
Directors’ guarantee deposits (Note 11.a.)	—	8	—	8
Guarantee deposits (Exhibit G)	1,714	5,079	978	3,763
Present value	—	(337)	—	(285)
Other (Exhibit G)	700	195	661	195

	15,927	54,715	25,678	37,134

(1)	As of June 30, 2008, it is disclosed net of advances to Directors for Ps. 516.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2008	December 31, 2007
Other income:
Other	143	157

	143	157

Other expenses:
Tax on personal assets	(658)	(4,229)
Donations	(67)	(1,759)
Unrecoverable VAT	(1,228)	(791)
Lawsuits contingencies (Exhibit E)	(2)	(133)
Other	(44)	(71)

	(1,999)	(6,983)

Total other expenses, net	(1,856)	(6,826)

NOTE 11:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of December 31, 2008 and June 30, 2008, with subsidiaries, shareholders, affiliated and related companies are as follows:

	December 31, 2008	June 30, 2008
Alto Palermo S.A. (APSA) (1)
Accounts receivable, net	3,862	2,491
Other current receivables and prepaid expenses	439	710
Current investments	5,367	4,393
Non-current investments	126,669	96,008
Current trade accounts payable	1,533	1,700
Other current liabilities	—	36

Banco de Crédito y Securitización S.A. (3)
Accounts receivable, net	18	18

Canteras Natal Crespo S.A. (5)
Accounts receivable, net	156	115
Other current receivables and prepaid expenses	1,386	672
Other non-current receivables	6,151	483

Comercializadora Los Altos S.A. (1)
Accounts receivable, net	48	48
Current trade accounts payable	5	5

Consultores Assets Management S.A. (4)
Accounts receivable, net	375	262
Other current receivables and prepaid expenses	21	13
Current trade accounts payable	2	—

Consorcio Libertador (4)
Accounts receivable, net	330	280
Other current receivables and prepaid expenses	39	17
Current trade accounts payable	75	17
Other current liabilities	1	29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

a.	(Continued)

Cresud S.A.C.I.F. y A (2)
Accounts receivable, net	406	591
Other current receivables	4,829	111
Current trade accounts payable	904	617
Other current liabilities	137	—

Cyrsa S.A. (5)
Accounts receivable, net	2,054	2,038
Other current receivables and prepaid expenses	711	114
Current trade accounts payable	672	867
Inventories - Credit from barter of Caballito	37,939	37,939

Directors (4)
Other current receivables and prepaid expenses	160	86
Other current liabilities	—	2,996
Other non-current liabilities	8	8

E-commerce Latina S.A. (1)
Accounts receivable, net	4	1
Other current receivables and prepaid expenses	1	1
Current loans	—	3,464
Non-current loans	3,727	—

Emprendimiento Recoleta S.A. (1)
Current trade accounts payable	1	1

Estudio Zang, Bergel & Viñes (4)
Other current receivables and prepaid expenses	14	10
Current trade accounts payable	1	2
Other current liabilities	282	242

Fundación IRSA (4)
Accounts receivable, net	14	14
Other current receivables and prepaid expenses	2	2
Current trade accounts payable	282	—

Hoteles Argentinos S.A. (1)
Accounts receivable, net	—	974
Other current liabilities	655	601

Inversora Bolívar S.A. (1)
Accounts receivable, net	2,567	1,429
Other current receivables and prepaid expenses	6,114	5,555
Other non-current receivables	60,306	61,206
Current trade accounts payable	1,052	520
Other current liabilities	54	28

Llao – Llao Resorts S.A. (1)
Accounts receivable, net	952	581
Other current receivables and prepaid expenses	32,799	30,910
Other non-current receivables	8,635	6,131
Other current liabilities	184	—
Other non-current liabilities	—	5

Museo de los niños (4)
Accounts receivable, net	20	21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

a.	(Continued)

Nuevas Fronteras S.A. (1)
Accounts receivable, net	145	—
Other current receivables and prepaid expenses	1	1
Current trade accounts payable	3	114
Other current liabilities	4,551	—

Palermo Invest S.A. (1)
Accounts receivable, net	39	38
Other current receivables and prepaid expenses	5,658	5,313

Panamerican Mall S.A. (1)
Other current receivables	56	15

Patagonian Investment S.A. (1)
Accounts receivable, net	26	26

Pereiraola S.A.I.C.I.F. (1)
Accounts receivable, net	22	22

Préstamos al personal (4)
Other current receivables abd prepaid expenses	275	229
Current trade accounts payable	26	27

Puerto Retiro S.A. (3)
Accounts receivable, net	48	47

Ritelco S.A. (1)
Other current receivables and prepaid expenses	14	14
Current trade accounts payable	—	146
Other current liabilities	1,345	14,348
Other non-current liabilities	46,601	28,298

Rummaala S.A. (5)
Accounts receivable, net	—	174
Other current receivables and prepaid expenses	6	5

Shopping Alto Palermo S.A. (1)
Accounts receivable, net	1	—
Current trade accounts payable	9	2

Solares de Santa Maria S.A. (1)
Accounts receivable, net	1,058	533
Other current receivables and prepaid expenses	154	4,150

Tarshop S.A. (1)
Accounts receivable, net	1,236	122
Other current receivables and prepaid expenses	21	—

IRSA International LLC (1)
Other current receivables and prepaid expenses	285	—

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirect joint control

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

b. Results on subsidiary, shareholder, affiliated and related parties during the six-month period ended December 31, 2008 and 2007 are as follows:

	Year	Sales and services fee	Leases earned	Holding results	Cost of service	Leases Lost	Interest earned	Fees	Interest Lost	Exchange difference (Asset)
Related Paties
Palermo Invest S.A. (1)	2008	—	—	—	—	—	345	—	—	—
	2007	—	—	—	—	—	307	—	—	—
Inversora Bolivar S.A. (1)	2008	—	—	—	—	(400)	3,643	—	—	—
	2007	924	—	—	—	(162)	4,270	—	—	—
Alto Palermo S.A. (APSA) (1)	2008	—	—	—	1,609	—	5,634	—	—	—
	2007	—	—	—	(15)	—	5,027	—	—	—
Canteras Natal Crespo S.A. (4)	2008	48	—	—	—	—	77	—	—	—
	2007	48	—	—	—	—	39	—	—	—
Cresud S.A.C.I.F. y A. (2)	2008	—	—	—	(222)	—	—	—	(1,428)	—
	2007	—	—	—	—	—	—	—	—	—
Hoteles Argentinos S.A. (1)	2008	—	—	—	—	—	47	—	—	—
	2007	—	—	—	—	—	109	—	—	—
Llao Llao Resorts S.A. (1)	2008	—	66	—	—	—	2,010	—	—	—
	2007	—	66	—	—	—	1,403	—	—	—
E-Commerce S.A. (1)	2008	3	—	—	—	—	—	—	(263)	—
	2007	—	—	—	—	—	—	—	(59)	—
Rummalaa S.A. (4)	2008	—	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	81	—	—	—
Ritelco S.A. (1)	2008	—	—	—	—	—	—	—	(936)	—
	2007	—	—	—	—	—	66	—	(754)	—
Patagonian Investment S.A. (1)	2008	—		—	—	—	—	—	—	—
	2007	—	—	—	—	—	116	—	—	—
Tarshop S.A. (1)	2008	245	768	—	143	—	—	—	—	—
	2007	35	701	—	—	—	—	—	—	—
Advances to personel (3)	2008	—	—	—	—	—	7	—	—	—
	2007	—	—	—	—	—	—	(1,121)	—	—
Estudio Zang, Bergel & Viñes (3)	2008	—	—	—	—	—	—	(689)	—	—
	2007	—	—	—	—	—	—	—	—	—
Directors (3)	2008	—	—	—	—	—	—	(5,403)	—	—
	2007	—	—	—	—	—	—	—	—	—
CYRSA S.A. (4)	2008	—	276	—	—	—	—	—	—	—
	2007	—	177	—	—	—	6	—	—	—
Nuevas Fronteras S.A. (1)	2008	212	—	—	—	—	—	—	(51)	—
	2007	—	—	—	—	(2)	—	—	—	—
Solares de Santa Maria S.A. (1)	2008	—	—	—	—	—	432	—	—	—
	2007	1	(5)	—	—	—	7	—	—	—
Consultores Assets Management S.A. (3)	2008	4	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—	—
Consorcio Libertador S.A. (3)	2008	—	—	—	—	—	—	—	—	—
	2007	63	5	—	—	—	—	—	—	—

Total 2008		512	1,110	—	1,530	(400)	12,195	(6,092)	(2,678)	—

Total 2007		1,071	944	—	(15)	(164)	11,996	(1,121)	(813)

(1)	Subsidiary (direct or indirect)
(2)	Shareholder / Subsidiary’s shareholder
(3)	Related party
(4)	Direct or indirectly joint control

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

c.	The composition of loss on equity investees is as follows:

	(Loss)/Gain	Gain
	December 31, 2008	December 31, 2007
(Loss) gain on equity investments	(87,126)	11,180
Gain on purchase of non convertible notes APSA	27,926	—
Amortization of goodwill and lower/higher values	101	160

	(59,099)	11,340

NOTE 12:	COMMON STOCK

a.	Common stock

As of December 31, 2008, common stock was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value	Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors´ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors´ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors´ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors´ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors´ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors´ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors´ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors´ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors´ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 12:	(Continued)

b. Restriction on the distribution of profits

i)	In accordance with the Argentine Comercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the period, calculated in accordance with Argentine GAAP plus (less) prior period adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

NOTE 13:	RESTRICTED ASSETS

The Company has a mortgage on the “Suipacha 652” building, as a guarantee for its obligation to construct a building and the transference of some of the units to be constructed in such building as balance of price for the acquisition of the plot located at Libertador 1755 (Note 21.A.2 to the Unaudited Consolidated Financial Statements).

NOTE 14:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period (i)	Balances at period-end
Non-current deferred assets and liabilities
Cash and Banks	175	(292)	(117)
Investments	(1,827)	(9,082)	(10,909)
Accounts receivable, net	115	223	338
Other receivables and prepaid expenses	64,040	(1,917)	62,123
Inventories	(6,098)	(202)	(6,300)
Fixed assets, net	(3,558)	(955)	(4,513)
Tax loss carryfowards	843	10,012	10,855
Financial loans	(2,652)	153	(2,499)
Salaries and social security payable	22	92	114
Other liabilities	6,570	50	6,620

Total net deferred assets	57,630	(1,918)	55,712

(i)	Includes the reversal of the deferred income tax related to business combinations, which does not have an impact in net income.

Net assets at period end derived from the information included in the above table amount to Ps. 55,712.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 14:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended December 31, 2008 and 2007, respectively:

Items	12.31.08	12.31.07
Net income for the year (before income tax)	(97,246)	5,454
Current income tax rate	35%	35%

Net income for the year at the tax rate	(34,036)	1,909
- Restatement into constant currency	657	(7,466)
- Donations	489	126
- Loss on equity investees	30,494	3,525
- Holding results on Participation Certificates (Trust)	62	(111)
- Amortization intangible assets	208	390
- Directors´ fees	1,864	—
- Gain from operations and holdings of real estate assets	(91)	—
- Sundry permanent differences	2,122	1,298

- Income tax and deferred tax charge for the period	1,769	(329)

- MPIT charge for the period	—	—

Total income tax and MPIT charged for the period	1,769	(329)

The total unused balance of accumulated operating loss income tax carry-forward at the end of the period amounts to Ps. 31,015:

Year generation	Amount	Statute of limitation
2009	31,015	2014

Tax loss carryfowards	31,015

NOTE 15:	ACQUISITION OF REPUBLICA BUILDING

In April 2008, the company acquired a building known as “Republica Building”, a property located in Tucumán 1, Buenos Aires. The company paid US$ 70.3 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 34 million accruing interest at fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009.

On May 6, 2008 the Company consulted with the Argentine Antitrust Commision (CNDC) as regards the need to notify such operation as one of economic concentration. The CNDC resolved that, in effect, such operation had to be reported. The Company objected such decision in the local courts. To date of this unaudited financial statements, the local courts have not decided on such appeal.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 16:	ACQUISITION AND SALE OF THE BOUCHARD BUILDING

In March 2007, the company acquired the building known as “Bouchard Plaza” (including the current leases agreements) for an aggregate purchase price of US$ 84 million.

The Company consulted with the National Commission on Defense of the Competition (NCDC) with regard to the need for reporting such transaction as economic concentration. The NCDC decided that effectively the operation referred should be notified and the pertinent court ratified such decision. On April 22, 2008 the notice of the operation was filed with the NCDC. To date, such matter is still to be resolved.

Sale of Bouchard Building

On January 9, 2008, the Company sold to Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial (Techint) the undivided 29.85% of the Bouchard Plaza Building (including the current leases agreements) for an amount of US$ 34.4 million.This transaction generated a profit of Ps. 19.0 million.

NOTE 17:	ISSUANCE OF NEGOTIABLE OBLIGATIONS

In February 2007, the Company issued non-convertible Negotiable Obligations (“IRSA ON-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200 million authorized by the National Securities Commission. IRSA ON-2017 accrue an annual fixed interest rate of 8.5%, payable every six months on February 2 and August 2, starting August 2, 2007. The Principal will be fully paid on maturity. IRSA ON-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits.

NOTE 18:	OFFER FOR THE ACQUISITION OF URUGUAYAN COMPANY

In May 2008 the Company signed an offer for acquiring a company, which to the date of transference of the shares should be the owner of certain plots of land in the City of Montevideo, Uruguay.

The Company intends to develop an Urban Project.

The price for the sale of all the shares will be US$ 7 million.

NOTE 19:	ACQUISITION OF A PLOT OF LAND IN LUJAN

In May 2008 the Company (in comision) and Birafriends S.A. entered into a preliminary purchase contract with possession by which IRSA committed itself to acquire a fraction of land located in the Luján District, Province of Buenos Aires, for a total price of US$ 3 million paying at the time of signing the contract the amount of US$ 1.2 million. The remaining amount will be paid at the time of the deed. On December 2008, the Company notified that the principal will be Cresud S.A.C.I.F y A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 20:	BARTER TRANSACTION WITH CYRSA

The Company signed with Cyrsa a deed of exchange for US$ 12.6 million by which IRSA handed over to Cyrsa a plot of land in the Caballito neighborhood. On its part, Cyrsa committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon Cyrsa´s election.

As consideration Cyrsa paid US$ 0.12 million and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land.

If Cyrsa decides not to construct the third building to the most by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building.

To guarantee the compliance with its obligations Cyrsa has mortgaged the plot of land in the amount of US$ 12.6 million.

This transaction generated a net gain of Ps. 29,081 which is eliminated in accordance with the ownership of Cyrsa.

On July 31, 2008, the title deed to the land was executed.

NOTE 21:	NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

In November 2002, the Company issued Negotiable Obligations Convertible into shares (IRSA-NOC-2007) for a nominal value of US$ 100 million falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears. The holder was entitled to exchange each IRSA-NOC-2007 for 1,8347 shares (0.1835 GDS) and had an option to purchase the same number of shares at the exercise price set for the warrant. The convertible negotiable obligations and the option to purchase additional shares matured in November 2007.

Negotiable obligations amounting US$ 99.9 million were converted until its maturity. Therefore, the Company issued 193,380,366 common stock. In addition, the Company issued 193,296,821 common stock in exchange of US$ 119.9 million as a result of the conversion of warrants.

NOTE 22:	ACQUISITION OF 50% OF BANKBOSTON BUILDING

In August 2007, the Company acquired the 50% of the building known as “Tower BankBoston” (including current leases contracts) located at Carlos María Della Paolera N° 265, Autonomous City of Buenos Aires in the amount of US$ 54 million.

This acquisition is considered as a business combination (See Note 1.5.l.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 23:	ADQUISITION OF MUSEO RENAULT

In December 2007 the Company acquired certain functional units of the “Palacio Alcorta” or “Museo Renault” (including current leases contracts) in the amount of US$ 3.2 million.

This acquisition is considered a business combination. (See Note 1.5.l.).

NOTE 24:	ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HELD OCTOBER 31, 2008.

The Ordinary and Extraordinary General Meeting of Shareholders held October 31, 2008 decided to approve the following items:

-To apply 5% of the income for the year ended June 30, 2008 to the Legal Reserve;

-That the balance of the income accounts of the year be carried forward, entitling the Board of Directors to use the balance and free availability reserves for the purposes that follow, among other: appropriate dividends or provide for the acquisition of own shares. All this due to the financial crisis shown in the national and international markets from were it is clear the impact on the quotation prices of the Company values, which certainly do not agree with the Company´s reality. It is, therefore, essential to protect the shareholders´ interests from the sudden fluctuations of quotation prices;

-That the tax on personal assets levied on the shareholders and paid by the Company in its capacity as substitute responsible for up to $ 5,433, be fully absorbed by the Company as long as such decision is not modified by virtue of a meeting of shareholders;

-The renewal of the delegation on the Board of Directors of the powers to establish the time and currency of issuance, terms, prices, form and payment conditions, type and rate of interest, destination of the funds and other terms and conditions in conformity with the issues approved by the Meeting of Shareholders held October 31, 2006, of the issuances of negotiable bonds within the global program under the terms of section 9 of Law 23,576.

NOTE 25:	PURCHASE OF MANIBIL S.A.´S SHAREHOLDING

In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions. The Company made irrevocable contributions for $ 23.9 million, which were capitalized as of December 31, 2008. In addition, the Company granted an option to subscribe shares to Land Group S.A. until January 31, 2009, which option was exercised with Land Group S.A. agreeing to make capital contributions for $ 6.2 million on January 29, 2009 and for $ 18.2 million before March 31, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 25:	(Continued)

As of the date of issuance of these financial statements, Land Group S.A. paid in the $ 6.2 million it had agreed to contribute in the first stage.

By virtue of the contracts signed, the Company agreed not to transfer its shares or any rights related thereto for a term of three years.

NOTA 26:	ACQUISITION OF COMPANY´S SHARES BY CRESUD S.A.C.I.F. Y A.

During the six-month period ended December 31, 2008, Cresud S.A.C.I.F. y A. (“Cresud”, a Company shareholder) acquired 68,712,008 additional shares of the Company. Consequently, Cresud´s share in the Company, either directly and indirectly through its subsidiary companies, amounts approximately to 54.01%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution 21.

NOTE 27:	FINANCIAL AND CAPITAL MARKET SITUATION

During the last months, the world´s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock-market rates showed a significant fall worldwide together with an evident economic deceleration also at world level. Although the central countries took immediate action on the matter, the future evolution of the international markets is uncertain, which produce direct effects on the quotation of financial assets, particularly shares, debt titles and investment funds.

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange.

The Company´s management is monitoring and evaluating the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt in real time the necessary measures to soften the effects of the global situation.

In connection with the quotation value of shares issued of the Company and its subsidiary´s, the Company´s management reported that the quotation price of its shares has also been affected, in the understanding that such fall does not coincide with the Company´s equity reality or with its true economic situation but that it is a consequence of the current process through which national and international markets are undergoing.

Banco Hipotecario sustained significant losses in the period. However, as of the date hereof, it is in full compliance with the capital requirements laid down in the regulations that govern its functioning. Although Banco Hipotecario’s listed shares have shown a decline in value in the period, Management estimates that such decrease is not an indication of Banco Hipotecario’s current operating performance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 27:	(Continued)

The factors considered by the Company include the following: (i) the reasons for such decrease in the quoted value (and whether they concern loan policies, interest rates or the market), (ii) the Company’s ability and willingness to maintain the investment for a period long enough to recover value, (iii) whether such decrease in value is significant to the Company, (iv) the historical behavior of the variables that caused such decline in value and (v) the Company’s business fundamentals. Testing for non-temporary impairments in value entails qualitative and quantitative processes subject to several risks and uncertainties. As of the date of these financial statements, Management estimates that the drop in the quoted value of shares is temporary.

NOTE 28	SALES OF REAL ESTATE

Having monitored the ordinary course of the Company’s businesses, and in order to tap the market for the best realization opportunities regarding its non-strategic assets for purposes of reinvestment, the Board resolved to survey the real estate market and it obtained an optimum response with respect to the disposal of some of such assets.

As a result, the Company proceeded with the execution and delivery of deeds in several deals (both during the quarter and as subsequent events) in connection with the sale of office properties representative of 4,352 square meters of gross leasable area in IRSA’s portfolio for a total of US$ 12.3 million.

Thanks to this decision, not only will the Company be able to increase its financial strength but also re-focus on taking advantage of potential business opportunities arising in this new market juncture.

This decision has not altered the Company’s goals in the field of acquisition of properties or real estate development both within and outside Argentina. Rather, it has left the Company in a better place to face opportunities which might be appealing in terms of growth or which might represent value propositions for its shareholders. Besides, the proceeds of these deals will be applied in the future in conformity with the commitments undertaken by the Company, which include those concerning the Company’s notes (negotiable obligations) maturing in 2017.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 29:	PURCHASE OF NON CONVERTIBLE NOTES OF ALTO PALERMO

During the past quarter the Company acquired the notes corresponding to the series issued by Alto Palermo in May 2007 for US$ 120 million, for a total nominal value of US$ 13 million, at an average quoted value equivalent to US$ 0.352. The total amount paid was US$ 4.9 million. gain from this transaction amounted to $ 27,926.

In addition, as an subsequent event to the close of the period, IRSA acquired Series I notes (negotiable obligations) for a nominal value of US$ 5 million. The amount paid was US$ 2.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the six-month period beginning on July 1, 2008

and ended December 31, 2008 compared with the year ended June 30, 2008

In thousand of pesos

Exhibit A

					Depreciation
Items	Value at beginning of year	Increases and Transfers	Deductions and Transfers	Value at period end	Accumulated at beginning of year	For the period		Accumulated at period end	Allowances for impairment (2)	Net carrying value as of December 31, 2008	Net carrying value as of June 30, 2008
						Increase, deductions and Transfers	Amount (1)
Works in progress	1,211	207	—	1,418	—	—	—	—	—	1,418	1,211
Machinery, equipment and computer equipment	6,611	253	—	6,864	5,742	—	318	6,060	—	804	869
Furniture and fixtures	1,719	307	—	2,026	1,661	—	26	1,687	—	339	58
Leasehold improvements	6,753	—	—	6,753	6,534	—	77	6,611	—	142	219
Advances for fixed assets	39	65	—	104	—	—	—	—	—	104	39
Vehicles	130	—	—	130	104	—	13	117	—	13	26

Real Estate:
Edificio República	229,910	141	—	230,051	1,143	—	2,325	3,468	—	226,583	228,767
Della Paolera 265	174,339	—	(5,266)	169,073	2,581	(183)	1,434	3,832	—	165,241	(3) 171,758
Bouchard 551	160,657	—	—	160,657	5,431	—	1,164	6,595	—	154,062	155,226
Bouchard 710	72,460	—	—	72,460	5,155	—	511	5,666	—	66,794	67,305
Works in progress Dique IV	36,387	25,926	—	62,313	—	—	—	—	—	62,313	36,387
Maipú 1300	52,693	23	—	52,716	11,664	—	690	12,354	—	40,362	41,029
Libertador 498	51,152	—	—	51,152	11,520	—	714	12,234	—	38,918	39,632
Laminar Plaza	33,513	—	—	33,513	5,171	—	423	5,594	—	27,919	28,342
Dock del Plata	26,944	88	(2,492)	24,540	1,290	(138)	257	1,409	—	23,131	25,654
Costeros Dique IV	23,337	—	—	23,337	3,050	—	294	3,344	—	19,993	20,287
Reconquista 823	24,764	—	—	24,764	6,319	—	328	6,647	—	18,117	18,445
Edificios Costeros (Dique II)	21,184	—	—	21,184	3,262	—	274	3,536	—	17,648	17,922
Suipacha 652	17,010	—	—	17,010	5,170	—	226	5,396	—	11,614	11,840
Museo Renault	8,503	—	—	8,503	95	—	128	223	—	8,280	(4) 8,408
Avda. de Mayo 595	7,339	—	—	7,339	2,382	—	117	2,499	—	4,840	4,957
Constitución 1159	8,762	—	—	8,762	—	—	—	—	(4,660)	4,102	4,100
Libertador 602	3,486	—	—	3,486	754	—	49	803	—	2,683	2,732
Avda. Madero 942	3,277	83	(3,360)	—	992	(1,038)	46	—	—	—	2,285
Torre Renoir I	1,520	—	(1,520)	—	29	(29)	—	—	—	—	1,491
Constitución 1111	1,338	—	—	1,338	355	—	21	376	—	962	983
Madero 1020	974	—	—	974	278	—	28	306	—	668	696
Sarmiento 517	485	—	—	485	55	—	9	64	(63)	358	363
Store Cruceros	293	—	—	293	16	—	4	20	—	273	277
Rivadavia 2768	334	—	—	334	65	—	13	78	—	256	269

Total as of December 31, 2008	977,124	27,093	(12,638)	991,579	80,818	(1,388)	9,489	88,919	(4,723)	897,937

Total as of June 30, 2008	620,910	441,325	(85,111)	977,124	65,350	(2,584)	18,052	80,818	(4,729)		891,577

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 6 (Exhibit H) and the recovery of allowances for impairment as of June 30, 2008 (gain from operations and holdings of real estate assets).
(3)	Includes Ps. 6,188 and Ps. 6,295 as of December 31, 2008 and June 30, 2008, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.i.).
(4)	Includes Ps. 3,357 and Ps. 3,438 as of December 31, 2008 and June 30, 2008, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.i.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the six-month period beginning on July 1, 2008

and ended December 31, 2008 compared with the year ended June 30, 2008

In thousand of pesos

Exhibit B

	Original Value			Depreciation				Net carrying value as of December 31, 2008	Net carrying value as of June 30, 2008
	Balances as of beginning of year	Increases (Deductions)	Balances as of period end	Accumulated at beginning of period	Deductions	For the period (1)	Accumulated at period end
Intangible Assets – savings expenses
- Della Paolera 265	5,767	(123)	5,644	1,627	22	883	2,488	3,156	4,140
- Museo Renault	198	—	198	46	—	40	86	112	152
- Edificio República	555	—	555	4	—	130	134	421	551

Totals as of 12.31.08	6,520	(123)	6,397	1,677	22	1,053	2,708	3,689

Totals as of 06.30.08	—	6,520	6,520	—	—	1,677	1,677		4,843

(1)	Amortizations are disclosed in Exhibit H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2008 and June 30, 2008

In thousand of pesos

Exhibit C

Issuer and types of securities	Class		P.V.	Amount	Book value as of December 31, 2008	Book value as of June 30, 2008	Issuer’s information (1)
									Last financial statement
							Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders´ equity	(1) Interest in capital stock
Current Investment
Boden (2)	US$		0.001	964	1	1
Cédulas Hipotecarias Argentina (2)		Ps.	0.001	178,035	178	259

Total current investments as of December 31, 2008					179

Total current investments as of June 30, 2008						260

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2008 and June 30, 2008

In thousand of pesos

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at December 31, 2008	Book value at June 30, 2008	Issuer´s information (1)						Interest in Capital Stock (1)
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity
Pereiraola S.A.I.C.I.F.y A.	Common 1 vote	0.001	1,571,168	1,251	1,308	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	12.31.08	3,142	(114)	2,641	50.00%
	Irrevoc. Contrib.			70	—
	Higher Inv. Value			7,553	7,553
Palermo Invest S.A.(1)	Common 1 vote	0.001	76,686,772	156,400	165,353	Investment	Bolívar 108 floor 1, Buenos Aires	12.31.08	78,251	(9,134)	198,102	98.00%
	Higher Inv. Value			29,336	30,018
	Purchase expenses			475	480
	Goodwill			(41,333)	(42,308)
Hoteles Argentinos S.A.	Common 1 vote	0.001	11,053,272	20,455	20,803	Hotel operations	Av. Córdoba 680, Buenos Aires	12.31.08	13,817	(435)	26,003	80.00%
	Higher Inv. Value			1,490	1,555
	Purchase expenses			36	38
Alto Palermo S.A. (2)	Common 1 vote	0.001	49,535,305	477,728	536,255	Real estate investments	Moreno 877 floor 22, Buenos Aires	12.31.08	78,206	(29,177)	758,741	63.34%
	Goodwill			1,492	(27,217)
	Higher Inv. value			5,645	5,822
Patagonian Investment S.A.	Common 1 vote	0.001	3,717,359	3,246	3,368	Real estate investments	Florida 537 floor 18, Buenos Aires	12.31.08	3,832	(304)	3,236	97.00%
	Irrevoc. Contrib			19	48
	Purchase expenses			1	1
Llao – Llao Resort S.A.	Common 1 vote	0.001	14,247,506	9,490	11,465	Hotel operations	Florida 537 floor 18, Buenos Aires	12.31.08	28,495	(3,949)	18,980	50.00%
	Purchase expenses			168	174
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	4,927	5,444	Banking	Tte. Gral Perón 655, Buenos Aires	12.31.08	(4) 62,500	(4) 1,633	(4) 115,381	5.10%
Ritelco S.A.	Common 1 vote	0.001	66,970,394	160,981	191,518	Investments	Zabala 1422, Montevideo, Uruguay	12.31.08	66,970	(41,474)	177,613	100.00%
	Irrevoc. Contrib.			27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote	0.001	75,000,000	107,899	125,519	Banking	Reconquista 151 floor 1, Buenos Aires	12.31.08	(4) 1,500,000	(4)(23,000)	(4) 2,619,223	5.00%
	Goodwill			(2,046)	(2,116)
Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760	(596)	(398)	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	12.31.08	300	(396)	(1,191)	50.00%
	Higher investment value			4,842	4,842
	Purchase expenses			319	319
Inversora Bolivar S.A.	Common 1 vote	0.001	809,330	3,935	4,137	Acquisition, building	Bolivar 108 floor 1 , Buenos Aires	12.31.08	44,932	(9,705)	231,338	1.84%
Quality Invest S.A.	Common 1 vote	0.001	95,000	74	90	Real estate investments	Bolivar 108 floor 1, Buenos Aires Buenos Aires	12.31.08	100	(16)	77	95.00%

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2008 and June 30, 2008

In thousand of pesos

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at December 31, 2008	Book value at June 30, 2008	Issuer´s information (1)						Interest in Capital Stock (1)
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity
E-Commerce Latina S.A.	Common 1 vote	0.001	1,590,037	3,633	3,353	Direct or indirect	Florida 537 floor 18, Buenos Aires	12.31.08	1,766	160	4,036	90.00%
	Irrevoc. Contrib				135	Interest in companies Related to Communication media

Rummaala S.A. (5)	Common 1 vote	0.001	4,314,719	3,628	3,829	Acquisition, building	Moreno 877 floor 21, Buenos Aires	12.31.08	43,147	(2,014)	36,275	10.00%

CYRSA S.A. (5)	Common 1 vote	0.001	21,545,357	2,627	3,850	Real estate investments	Bolivar 108 floor 1, Buenos Aires	12.31.08	43,091	(2,446)	34,335	50.00%
	Purchase expenses			1	1

Solares de Santa María S.A.	Common 1 vote	0.001	283,427,390	116,664	116,931	Real estate investments	Bolívar 108 floor 1, Buenos Aires	12.31.08	314,919	(296)	314,649	90.00%

Financel Communications S.A.	Common 1 vote	0.001	(6) -	—	4	Promotion and management	Bolívar 108 floor 1, Buenos Aires	06.30.08	300	(2)	5	(6) 80.00%
						Of electronic payment
						Of goods and services

Manibil S.A.	Common 1 vote		5,880	179	(394)	Real estate investment	Del Libertador Ave. 498 floor 10 of. 6	12.31.08	12,000	121	23,625	49.00%
	Irrevoc. Contrib			23,892	23,892	And building
	Goodwill			10	10

Tyrus S.A.	Common 1 vote	0,001	400,000	4,248	—	Investment	Colonia 810/403 Montevideo, Uruguay	12.31.08	1,600	5,174	72,561	100,00%
	Irrevoc. Contrib			68,312	—
	Goodwill			(46)	—
	Purchase expenses			21	—

Advances for share purchases (Exhibit G)				5,795	4,592

Total non-currents investments as of December 31, 2008				1,210,161

Total non-currents investments as of June 30, 2008					1,227,614

(1)	These holdings do not include irrevocable capital contributions.
(2)	Quotation price of APSA´s shares at December 31, 2008 is Ps. 4.60. Quotation price of APSA´s shares at June 30, 2008 is Ps. 11.50
(3)	Quotation price of Banco Hipotecario´s shares at December 31, 2008 is Ps. 0.53. Quotation price of Banco Hipotecario´s shares at June 30, 2008 is Ps. 1.13
(4)	The amounts pertain to the audited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company´s investment, the necessary adjustments were considered in order to adjust the audited financial statements to generally accepted accounting principles in Argentina. Provisional amounts at December 31, 2008, because at the date the issue of this unaudited financial statements, Banco Hipotecario S.A. had not completed the issued of its financial statements
(5)	See Note 21 A.2. to the unaudited consolidated financial statements.
(6)	At December 31, 2008 the Company sold shares of Financel Comunications S.A. At June 30, 2008 the Company holds 240,000 shares

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of December 31, 2008 and June 30, 2008

In thousand of pesos

Exhibit D

Items	Value as of December 31, 2008	Value as of June 30, 2008
Other Current Investments
Mutual funds (1) (Exhibit G)	7,845	20,338
APSA Note 2017 (2)(Exhibit G)	473	—
Convertible Note APSA 2014 – Accrued interest (2)(Exhibit G)	4,894	4,393

Total current investments as of December 31, 2008	13,212

Total current investments as of June 30, 2008		24,731

Non-current investments
Pilar	3,408	3,408
Lujan	—	9,510
Torres Jardín IV	3,030	3,030
Padilla 902 (3)	—	101

Subtotal undeveloped parcels of lands	6,438	16,049

Convertible Note APSA 2014 (4)	109,592	96,008
APSA Note 2017 (4)	17,077	—
Others investments	367	544
Art works	40	40

Subtotal others investments	127,076	96,592

Total non-current investments as of December 31, 2008	133,514

Total non-current investments as of June 30, 2008		112,641

(1)	Includes as of December 31, 2008 and June 30, 2008, Ps. 2,308 and 3,027 respectively corresponding to Partner Fund not considered cash equivalent for purposes of presenting the unaudited statement of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 259 as of June 30, 2008 (See comments in Note 1.5.i.).
(4)	See Note 22 1. and 2. to the unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the six-month period beginning on July 1, 2008

ended December 31, 2008 compared with the year ended June 30, 2008

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of December 31, 2008	Carrying value as of June 30, 2008
Deducted from assets:
Allowance for impairment of fixed assets (2)	4,729	—	(6)	4,723	4,729
Allowance for doubtful accounts (1)	632	761	(118)	1,275	632
Allowance for Impairment of undeveloped parcels of land (4)	259	—	(259)	—	259

Deducted from liabilities:
Provision for lawsuits (3)	67	2	(1)	68	67

Total as of December 31, 2008	5,687	763	(384)	6,066

Total as of June 30, 2008	7,991	378	(2,682)		5,687

(1)	Increases are disclosed in Exhibit H.
(2)	The decreases are related to the depreciation of the period. (See Exhibit H).
(3)	Increases are disclosed in Note 10.
(4)	The decreases are related to the transfer of inventories.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the six-month period beginning on July 1, 2008 and 2007

and ended December 31, 2008 and 2007

In thousand of pesos

Exhibit F

Items	Total as of December 31, 2008 Ps.	Total as of December 31, 2007 Ps.
I. Cost of sales
Stock as of beginning of year	109,131	113,508
Plus (less):
Purchases for the period	39	30
Expenses (Exhibit H)	350	380
Tranfer from undeveloped parcels of land	101	—
Tranfer from fixed assets	1,491	—
Less:
Stock as of end of the period	(86,180)	(72,062)

Subtotal	24,932	41,856

Plus:
Cost of sale Dock del Plata	2,393	—
Cost of sale Edificio Bank Boston	5,097	—
Cost of sale Madero 942	2,321	—
Gain from valuation of inventories at net realizable value	6,790	1,197

Cost of sales real state	41,533	43,053

II. Cost of leases
Expenses (Exhibit H)	12,082	11,791

Cost of leases	12,082	11,791

Total costs of sales. leases and services	53,615	54,844

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of December 31, 2008 and June 30, 2008

In thousand of pesos

Exhibit G

Items	Class	Amount in foreing	Prevailing exchange rate		Total as of December 31, 2008	Total as of June 30, 2008
Assets
Current assets
Cash and banks
Cash	US$	8	3.4130	(1)	29	10
Cash	Euros	5	4.7349	(1)	22	18
Cash	Pounds	—	4.9731	(1)	2	2
Cash	Real	1	1.4600	(1)	1	2
Banks	US$	5,104	3.4130	(1)	17,420	69,356
Banks	Euros	117	4.7349	(1)	556	552
Banks	Pounds	1	3.1819	(1)	4	—
Investments
Boden 2013	US$	—	3.4130	(1)	1	1
Mutual Funds	US$	2,298	3.4130	(1)	7,844	20,338
Accrued interest Convertible Note APSA 2014	US$	1,417	3.4530	(1)	4,894	4,393
Accrued interest Convertible Note APSA 2017	US$	137	3.4530	(1)	473	—

Account receivable, net
Account receivable, net	US$	1,434	3.4130	(1)	4,894	2,420
Account receivable, net	Euros	1	4.7349	(1)	4	7
Related parties	US$	361	3.4530	(1)	1,247	1,092
Other receivables
Prepaid expenses	US$	—	—	(1)	4,228	12
Credit for sales shares	US$	—	—	(1)	31,024	27,179
Related parties	US$	10,336	3.4530	(1)	437	178
Guarantee for default credits	US$	159	3.4130	(1)	541	457

Total current assets					73,621	126,017

Non-current assets
Investments
Advances for share purchases	US$	528	3.4130	(1)	1,801	597
Bono Convertible APSA 2014	US$	31,738	3.4530	(1)	109,592	96,008
Bono Convertible APSA 2017	US$	4,945	3.4530	(1)	17,077	—
Account receivable, net
Account receivable, net	US$	577	3.4130	(1)	1,969	266
Other receivables
Related parties	US$	2,501	3.4530	(1)	8,635	6,132
Guarantee for default credits	US$	1,014	3.4130	(1)	3,461	3,178

Total non-current assets					142,534	106,181

Total Assets as of December 31, 2008					216,155

Total Assets as of June 30, 2008						232,198

Liabilities
Current Liabilities
Trade accounts payable
Trade accounts payable	US$	308	3.4530	(1)	1,065	349
Trade accounts payable	Euros	3	4.7907	(1)	13	12
Trade accounts payable	Francos Suizos	43	3.2238	(1)	137	—
Related parties	US$	228	3.4530	(1)	786	196
Customer advances	US$	3,934	3.4530	(1)	13,583	23,969
Long–term debt	US$	15,796	3.4530	(1)	54,545	47,805
Other liabilities
Related parties	US$	590	3.4530	(1)	2,038	14,848
Guarantee deposits	US$	446	3.4530	(1)	1,541	839
Other liabilities	US$	183	3.4530	(1)	630	658

Total current liabilities					74,338	88,676

Non-current liabilities
Trade accounts payable	US$	—	—	(1)	—	5,445
Long-term debt	US$	176,847	3.4530	(1)	610,652	544,036
Other liabilities
Related parties	US$	13,496	3.4530	(1)	46,601	28,298
Guarantee deposits	US$	1,336	3.4530	(1)	4,615	3,295

Total non-current liabilities					661,868	581,074

Total liabilities as of December 31, 2008					736,206

Total liabilities as of June 30, 2008						669,750

(1)	Official selling and buying exchange rate as of December 31, 2008 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

In thousand of pesos

Exhibit H

						Expenses
Items	Total as of December 31, 2008	Cost of leases	Cost of properties sold	Expenses	Recovered expenses	Administration	Selling	Financing	Total as of December 31, 2007
Interest and indexing adjustments	26,688	—	—	20	(20)	—	—	26,688	27,205
Depreciation and amortization	10,973	10,102	—	—	—	434	—	437	12,328
Salaries, bonus and social security charges	6,079	8	33	1,162	(1,162)	6,038	—	—	4,873
Fees and compensations for services	2,229	—	14	68	(68)	2,215	—	—	4,262
Directors fees	4,952	—	—	—	—	4,952	—	—	3,819
Bank expenses	2,328	—	—	81	(81)	2,328	—	—	2,279
Gross sales tax	1,233	—	—	10	(10)	—	1,233	—	1,363
Maintenance of buildings	1,956	1,601	261	2,665	(2,665)	94	—	—	660
Commissions and expenses from property sold	640	—	—	—	—	—	640	—	481
Travel expenses	300	—	—	—	—	300	—	—	430
Rents	835	—	—	—	—	835	—	—	387
Safety box and stock broking charges	—	—	—	—	—	—	—	—	302
Advertising and promotion	181	—	—	—	—	—	181	—	228
Traveling, transportation and stationery	182	—	—	25	(25)	182	—	—	227
Subscriptions and dues	288	—	—	134	(134)	288	—	—	233
Utilities and postage	48	—	—	2,082	(2,082)	48	—	—	117
Doubtful accounts	761	—	—	—	—	—	761	—	112
Taxes	573	371	42	717	(717)	160	—	—	94
Other expenses of personnel administration	—	—	—	71	(71)	—	—	—	93
Insurance	72	—	—	213	(213)	72	—	—	90
Courses	58	—	—	1	(1)	58	—	—	51
Security	4	—	—	1,820	(1,820)	4	—	—	2
Others	3,482	—	—	608	(608)	1,530	—	1,952	904
Recovery expenses	—	—	—	(9,677)	9,677	—	—	—	—

Total as of December 31, 2008	63,862	12,082	350	—	—	19,538	2,815	29,077

Total as of December 31, 2007		11,791	380	—	—	17,899	2,184	28,286	60,540

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Unaudited Balance sheet as of December 31, 2008 and June 30, 2008

In thousand of pesos

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
December 31, 2008

Assets

Investments	8,431	—	—	5,367	—	—	—	—	—	126,669	132,036	132,036	140,467	13,579	126,669	—

Receivables	113,448	3,282	106,866	1,314	748	6,327	32,526	6,065	291	3,221	157,358	160,640	274,088	147,189	116,351	10,548

Liabilities

Short and long-term debt	—	—	23,950	40,934	219	10,140	26,026	22,299	22,299	537,487	683,354	683,354	683,354	25,823	657,531	—

Other Liabilities	—	—	3,045	4,294	2,132	6,084	88	1,236	107	168	17,154	17,154	17,154	13,540	3,614	—

Account payables	668	—	15,806	—	—	—	—	—	—	—	15,806	15,806	16,474	16,474	—	—

Customer advances	—	—	14,324	482	482	482	15	—	—	—	15,785	15,785	15,785	15,785	—	—

Other liabilities	3,871	473	1,731	1,223	1,322	7,315	5,918	48,614	104	71	66,298	66,771	70,642	17,916	—	52,726

June 30, 2008

Assets

Investments	21,182	—	4,393	—	—	—	—	—	—	96,008	100,401	100,401	121,583	25,575	96,008	—

Receivables	119,638	5,023	22,395	66,832	2,069	1,321	21,080	94	70	124	113,985	119,008	238,646	122,595	107,626	8,425

Liabilities

Short and long-term debt	—	—	60,775	14,784	—	19,866	28,503	19,428	19,428	469,972	632,756	632,756	632,756	11,166	621,590	—

Other liabilities	12,661	248	22,124	43,279	1,132	3,574	31,111	2,769	339	5,529	109,857	110,105	122,766	79,540	580	42,646

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

1.	None.

2.	None.

3.	Receivables and liabilities by maturity date.

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)
		12.31.2008	Current	03.31.2009	06.30.2009	09.30.2009	12.31.2009	Total
Receivables	Account receivable, net	3,235	—	19,524	22	20	21	22,822

	Other receivables and prepaid expenses	47	398	87,342	1,292	728	6,306	96,113

	Total	3,282	398	106,866	1,314	748	6,327	118,935

Liabilities	Trade accounts payable	—	668	15,806	—	—	—	16,474

	Mortgages playable	—	—	—	—	—	—	—

	Customer advances	—	—	14,324	482	482	482	15,770

	Short and long-term debt	—	—	23,950	40,934	219	10,140	75,243

	Salaries and social security payable	—	—	1,311	—	1,310	—	2,621

	Taxes payable	—	—	1,734	4,294	822	6,084	12,934

	Other liabilities	473	3,863	1,731	1,223	1,322	7,315	15,927

	Total	473	4,531	58,856	46,933	4,155	24,021	138,969

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	03.31.2010	06.30.2010	09.30.2010	12.31.2010	03.31.2011	06.30.2011	09.30.2011	12.31.2011	03.31.2012
Receivables	Accounts receivable, net	—	699	24	25	25	1,040	24	25	26	32

	Other receivables and prepaid expenses	113,050	3,878	266	268	27,341	4,830	40	40	40	40

	Total	113,050	4,577	290	293	27,366	5,870	64	65	66	72

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—

	Mortgages playable	—	—	—	—	—	—	—	—	—	—

	Customer advances	—	15	—	—	—	—	—	—	—	—

	Short and long-term debts	—	3,508	22,956	(219)	(219)	(219)	22,956	(219)	(219)	(219)

	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—

	Taxes payable	—	21	22	22	23	1,162	24	25	25	26

	Other liabilities	8	1,712	1,363	1,126	1,717	(11)	1,766	114	46,745	—

	Total	8	5,256	24,341	929	1,521	932	24,746	(80)	46,551	(193)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

3.	(Continued)

Concepts		To be due (Point 3.c.)									Total
		06.30.2012	09.30.2012	12.31.2012	12.31.2013	12.31.2014	12.31.2015	12.31.2016	12.31.2017	12.31.2018
Receivables	Accounts receivable, net	32	33	34	36	—	—	—	—	—	2,055

	Other receivables and prepaid expenses	40	40	40	161	163	288	161	161	2,250	153,098

	Total	72	73	74	197	163	288	161	161	2,250	155,153

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—

	Mortgages playable	—	—	—	—	—	—	—	—	—	—

	Customer advances	—	—	—	—	—	—	—	—	—	15

	Short and long-term debts	22,956	(219)	(219)	22,300	(875)	(875)	(875)	517,812	—	608,111

	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—

	Taxes payable	27	27	27	116	52	—	—	—	—	1,599

	Other liabilities	—	—	104	—	—	71	—	—	—	54,715

	Total	22,983	(192)	(88)	22,416	(823)	(804)	(875)	517,812	—	664,440

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	16,677	6,145	22,822	86	1,969	2,005	16,763	8,114	24,877

	Other receivables and prepaid expenses	59,883	36,230	96,113	141,002	12,096	153,098	200,885	48,326	249,211

	Total	76,560	42,375	118,935	141,088	14,065	155,153	217,648	56,440	247,088

Liabilities	Trade accounts payable	14,473	2,001	16,474	—	—	—	14,473	2,001	16,474

	Mortgages playable	—	—	—	—	—	—	—	—	—

	Customer advances	2,187	13,583	15,770	15	—	15	2,202	13,583	15,785

	Short and long-term debt	20,698	54,545	75,243	(2,541))	610,652	608,111	18,157	665,197	683,354

	Salaries and social security payable	2,621	—	2,621	—	—	—	2,621	—	2,621

	Taxes payable	12,934	—	12,934	1,599	—	1,599	14,533	—	14,533

	Other liabilities	11,718	4,209	15,927	3,499	51,216	54,715	15,217	55,425	70,642

	Total	64,631	74,338	138,969	2,572	661,868	664,440	67,203	736,206	803,409

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	22,822	—	22,822	2,055	—	2,055	24,877	—	24,877

	Other receivables and prepaid expenses	96,113	—	96,113	153,098	—	153,098	249,211	—	249,211

	Total	118,935	—	118,935	155,153	—	155,153	247,088	—	247,088

Liabilities	Trade accounts payable	16,474	—	16,474	—	—	—	16,474	—	16,474

	Mortgages playable	—	—	—	—	—	—	—	—	—

	Customer advances	15,770	—	15,770	15	—	15	15,785	—	15,785

	Short and long-term debt	75,243	—	75,243	608,111	—	608,111	683,354	—	683,354

	Salaries and social security payable	2,621	—	2,621	—	—	—	2,621	—	2,621

	Taxes payable	12,934	—	12,934	1,599	—	1,599	14,533	—	14,533

	Other liabilities	15,927	—	15,927	54,715	—	54,715	70,642	—	70,642

	Total	138,969	—	138,969	664,440	—	664,440	803,409	—	803,409

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Conceptos		Current				Non-current				Accruing interest		Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	689	—	22,133	22,822	2,055	—	—	2,055	2,744	—	22,133	24,877

	Other receivables and prepaid expenses	38,666	7,087	50,360	96,113	74,941	3,461	74,696	153,098	113,607	10,548	125,056	249,211

	Total	39,355	7,087	72,493	118,935	76,996	3,461	74,696	155,153	116,351	10,548	147,189	274,088

Liabilities	Trade accounts payable	—	—	16,474	16,474	—	—	—	—	—	—	16,474	16,474

	Mortgages playable	—	—	—	—	—	—	—	—	—	—	—	—

	Customer advances	—	—	15,770	15,770	—	—	15	15	—	—	15,785	15,785

	Short and long-term debt	55,107	—	20,136	75,243	602,424	—	5,687	608,111	657,531	—	25,823	683,354

	Salary and social security charges	—	—	2,621	2,621	—	—	—	—	—	—	2,621	2,621

	Taxes payable	3,153	—	9,781	12,934	461	—	1,138	1,599	3,614	—	10,919	14,533

	Other liabilities	—	6,125	9,802	15,927	—	46,601	8,114	54,715	—	52,726	17,916	70,642

	Total	58,260	6,125	74,584	138,969	602,885	46,601	14,954	664,440	661,145	52,726	89,538	803,409

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties. See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 11).

Current accounts receivable net

December 31, 2008
Related parties:
Alto Palermo S.A.	3,862
Inversora Bolívar S.A.	2,567
Cyrsa S.A.	2,054
Tarshop S.A.	1,236
Solares de Santa María S.A.	1,058
Llao Llao Resorts S.A.	952
Cresud S.A.C.I.F. y A.	406
Consultores Assets Management S.A.	375
Consorcio Libertador S.A.	330
Canteras Natal Crespo S.A.	156
Nuevas Fronteras S.A.	145
Comercializadora Los Altos S.A.	48
Puerto Retiro S.A.	48
Palermo Invest S.A.	39
Patagonian Investments S.A.	26
Pereiraola S.A.I.C.I.F.	22
Museo de los Niños	20
Banco de Crédito y Sercuritización S.A.	18
Fundación IRSA	14
E-Commerce Latina S.A.	4
Shopping Alto Palermo S.A.	1

TOTAL	13,381

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

5.	(Continued)

Other current receivables and prepaid expenses

December 31, 2008
Related parties:
Llao-Llao Resorts S.A.	32,799
Inversora Bolívar S.A.	6,114
Palermo Invest S.A.	5,658
Cresud S.A.C.I.F. y A.	4,829
Canteras Natal Crespo S.A.	1,386
Cyrsa S.A.	711
Alto Palermo S.A.	439
IRSA International LLC	285
Advances to managers, directors and other staff of the company	275
Directors	160
Solares de Santa María S.A.	154
Panamerican Mall S.A.	56
Consorcio Libertador S.A.	39
Consultores Assets Management S.A.	21
Tarshop S.A.	21
Estudio Zang, Bergel & Viñes	14
Ritelco S.A.	14
Rummaala S.A.	6
Fundación IRSA	2
E-Commerce Latina S.A.	1
Nuevas Fronteras S.A.	1

TOTAL	52,985

Other non-current receivables and prepaid expenses

December 31, 2008
Related parties:
Inversora Bolivar S.A.	60,306
Llao Llao Resorts S.A.	8,635
Canteras Natal Crespo S.A.	6,151

TOTAL	75,092

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

5.	(Continued)

Current investments

December 31, 2008
Related parties
Alto Palermo S.A.	5,367

TOTAL	5,367

Non-Current investments

December 31, 2008
Related parties:
Alto Palermo S.A.	126,669

TOTAL	126,669

Non-current inventories

December 31, 2008
Related parties
Cyrsa S.A.	37,939

Total	37,939

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

5.	(Continued)

Current trade accounts payable

December 31, 2008
Related parties
Alto Palermo S.A.	1,533
Inversora Bolívar S.A.	1,052
Cresud S.A.C.I.F. y A.	904
Cyrsa S.A.	672
Fundación IRSA	282
Consorcio Libertador S.A.	75
Advances to managers, directors and other staff of the company	26
Shopping Alto Palermo S.A.	9
Comercializadora Los Altos S.A.	5
Nuevas Fronteras S.A.	3
Consultores Assets Management S.A.	2
Emprendimiento Recoleta S.A.	1
Estudio Zang, Bergel & Viñes	1

TOTAL	4,565

Short term debt

December 31, 2008
Related Parties
E-Commerce Latina S.A.	3,146

TOTAL	3,146

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

5.	(Continued)

Other current liabilities

December 31, 2008
Related Parties
Nuevas Fronteras S.A.	4,551
Ritelco S.A.	1,345
Hoteles Argentinos S.A.	655
Estudio Zang, Bergel & Viñes	282
Llao Llao Resorts S.A.	184
Cresud S.A.C.I.F. y A.	137
Inversora Bolivar S.A.	54
Consorcio Libertador S.A.	1

TOTAL	7,209

Other non-current liabilities

December 31, 2008
Related Parties
Ritelco S.A.	46,601
Directors	8

TOTAL	46,609

6.	Note 11

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the Unaudited Financial Statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.q. to the Unaudited Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Unaudited Balance Sheet as of December 31, 2008

Stated in thousand of pesos

13.	Insured Assets.

Real State	Insured amounts(1)	Accounting	Risk covered
AVDA. MADERO 942	681	—	Third party liability with additional coverage and minor risks
BOUCHARD 551	55,842	154.062	Third party liability with additional coverage and minor risks
BOUCHARD 710	33,518	66.794	Third party liability with additional coverage and minor risks
CONSTITUCION 1111	157	962	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	4,736	19.993	Third party liability with additional coverage and minor risks
DELLA PAOLERA 265	90,000	165.241	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (L) Building A	10,642	17.648	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	20,635	23.131	Third party liability with additional coverage and minor risks
EDIFICIOS REPUBLICA	70,278	226.583	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	5,597	27.919	Third party liability with additional coverage and minor risks
LIBERTADOR 498	25,717	38.918	Third party liability with additional coverage and minor risks
LIBERTADOR 602	681	2.683	Third party liability with additional coverage and minor risks
MADERO 1020	863	668	Third party liability with additional coverage and minor risks
MAIPU 1300	17,758	40.362	Third party liability with additional coverage and minor risks
MUSEO RENAULT	3,200	8.280	Third party liability with additional coverage and minor risks
RECONQUISTA 823	8,921	18.117	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	159	256	Third party liability with additional coverage and minor risks
SARMIENTO 517	27	358	Third party liability with additional coverage and minor risks
SUIPACHA 652	11,738	11.614	Third party liability with additional coverage and minor risks
AVDA. DE MAYO 595	3,865	4.703	Third party liability with additional coverage and minor risks

(1)	The insured amounts are in U.S. dollars and they are expressed at official buying exchange rate as of December 31, 2008, in accordance with Banco Nación record

In our opinion, the above-described insurance policies cover current risks adequately.

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	See Note 12.b. y 22 to the Unaudited Basic Financial Statements.

To date, the Board of Directors continues analyzing the Company´s dividends policy.

Autonomous City of Buenos Aires, February 09, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Current Assets	718,463	982,900	583,165	457,479	303,105
Non-Current Assets	3,778,106	3,173,074	2,516,141	2,165,252	2,042,997

Total	4,496,569	4,155,974	3,099,306	2,622,731	2,346,102

Current Liabilities	808,163	558,219	756,968	441,178	331,753
Non-Current Liabilities	1,413,846	1,263,996	350,768	440,294	543,767

Subtotal	2,222,009	1,822,215	1,107,736	881,472	875,520

Minority interest	440,036	458,672	414,993	439,903	430,009
Temporary differences in valuation of hedge derivate instruments	—	—	—	—	—

Shareholders’ Equity	1,834,524	1,875,087	1,576,577	1,301,356	1,040,573

Total	4,496,569	4,155,974	3,099,306	2,622,731	2,346,102

3.	Consolidated result structure as compared with the same period for the four previous years.

	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Operating income	48,898	141,901	104,694	85,632	59,323
Amortization of negative goodwill, net	1,167	616	(498)	(553)	(981)
Financial results	(138,972)	(54,853)	12,305	(32,324)	(9,744)
(Loss) Gain in equity investments	(47,312)	(9,066)	15,034	28,539	49,502
Other expenses, net	(1,848)	(4,500)	(6,327)	(4,993)	(4,939)

Net (loss) gain before taxes	(138,067)	74,098	125,208	76,301	93,161
Income tax/ MPIT	13,607	(46,451)	(37,878)	(33,583)	(29,609)
Minority interest	25,445	(21,863)	(21,210)	(13,732)	(6,792)

Net (loss) income	(99,015)	5,784	66,120	28,986	56,760

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Apartments & Loft Buildings
Alto Palermo Park	—	—	—	63	—
Torre Renoir	27,831	—	—	—	—
Torre Renoir II	—	41,808	—	—	—
Edificios Cruceros	—	—	3,262	—	—
Alcorta Plaza (1)	—	—	—	22,986	—
Torres de Abasto (1)	319	295	—	—	11
Barrio Chico (San Martín de Tours)	1,968	855	—	—	—
Torres Jardín	513	16	—	—	—
Others	320	49	—	—	—

Residential Communities
Abril / Baldovinos (2) (3)	2,531	1,756	1,121	2,823	1,519
Villa Celina IV and V	76	—	—	—	—

Undeveloped parcel of lands
Canteras Natal Crespo	—	21	59	—	—
Terreno Rosario (1)	7,644	3,428	—	—	—

Other
Alsina 934	—	—	—	1,833	—
Madero 940	6,137	—	—	—	—
Dock del Plata	6,438	—	—	—	—
Della Paoleras 265	6,850	—	—	—	—
Dique III	—	14,783	26,206	—	23,624
Madero 1020	—	—	—	—	1,806
Others	3,055	—	105	1	—

	63,682	63,011	30,753	27,706	26,960

(1)	Through Alto Palermo S.A.
(2)	It corresponds to commercial business of April that belong 50% to IRSA and 50% to IBSA.
(3)	Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	December 31, 2008		December 31, 2007		December 31, 2006		December 31, 2005		December 31, 2004
Liquidity ratio
Current Assets	718,463	=0.89	982,900	=1.76	583,165	=0.77	457,479	=1.04	303,105	=0.91

Current Liabilities	808,163		558,219		756,968		441,178		331,753

Indebtedness ratio

Total liabilities	2,222,009	=1.21	1,822,215	=0.97	1,107,736	=0.70	881,472	=0.68	875,520	=0.84

Shareholders’ Equity	1,834,524		1,875,087		1,576,577		1,301,356		1,040,573

Solvency

Shareholders’ Equity	1,834,524	=0.826	1,875,087	=1.03	1,576,577	=1.42	1,301,356	=1.48	1,040,573	=1.19

Total liabilities	2,222,009		1,822,215		1,107,736		881,472		875,520

Immobilized Capital

Non-Current Assets	3,778,106	=0.84	3,173,074	=0.76	2,516,141	=0.81	2,165,252	=0.83	2,042,997	=0.87

Total Assets	4,496,569		4,155,974		3,099,306		2,622,731		2,346,102

6.	Brief comment on the outlook for the coming year.

See Attached.

SUMMARY as of DECEMBER 31, 2008

Macroeconomic Context

Given the deteriorated international financial conditions seen in recent months, the scenario appears to be one of reduced liquidity in the global economy, that in turn requires an adjustment to the prospects for global economic growth, which circumstances have started to impact on the level of economic activity in Argentina. Within this context, the Shopping Center segment is well positioned to face a scenario of reduced growth thanks to the flexibility of its business model and low indebtedness levels.

Regarding the performance of economic activity in Argentina, according to official data for the month of December 2008, the Monthly Estimate of Economic Activities (Estimador Mensual de la Actividad Económica, EMAE) pointed to 7.1% growth compared to the twelve months of the year 2007. Therefore, though some signs of a slow-down in the rate of growth in economic activity have started to be perceived, the data released by the INDEC as of the month of December 2008 shows six years of expansion in a row.

When it comes to Public Finances, fiscal accounts, foreign trade current account balances and the reserves held by the Central Bank of Argentina (Banco Central de la República Argentina, BCRA), they have performed favorably during calendar year 2008. Argentina’s primary fiscal surplus showed a year-on-year 26.5% change driven by high tax revenues, offset, however, by higher fiscal expenditures. As regards the country’s external accounts, Argentina posted a US$ 13,176 million trade surplus during calendar year 2008. As a result, the Central Bank has a strong reserve position, as it has succeeded to accumulate a level of US$ 46,967 million as of December 31, 2008, which allows it to manage the increase in volatility in the inflows and outflows of capital caused by the special current financial markets environment.

As concerns the construction industry, according to the data shown by the Summary Indicator of Construction Activities (Indicador Sintético de la Actividad de la Construcción, ISAC) prepared by the National Institute of Statistics and Censuses (Instituto Nacional de Estadísticas y Censos, INDEC), for the first eleven months of calendar 2008 this index has shown a 5.1% increase compared to the same period of the previous year. Compared to the same month of the previous year, during the month of November, the index has shown a negative 5.8% change without accounting for seasonality and an 8.8% change in the series that accounts for seasonality.

As regards the demand for homes in the residential real estate market, on one hand it be influenced by the impact of a cooler economy and on the other hand, it may be pushed by the impact of local investors’ preference for channeling their savings to the real estate sector in times of volatility in financial markets. What seems to be more apparent, is that our market should not expect to see a crisis in sub-prime mortgage loans affecting the value of homes as has been the case in other economies basically because home mortgage loans in the Argentine market remain at hardly 2% of the country’s GDP.

According to the Argentine Chamber of Medium Sized Companies (Cámara Argentina de la Mediana Empresa, CAME) in December 2008 retail sales dropped by 5.8% compared to the same month of 2007 as a result of the uncertain global and local economic conditions. In contrast, our Shopping Center segment continued to show signs of robustness, as evidenced by its ongoing income generation capacity.

As concerns the office market in Buenos Aires, rental prices have still not shown a downward trend, mainly due to the absence of available top-quality space. According to Richard Ellis, the rental prices for AAA class offices in the areas of Plaza San Martín, Catalinas and Plaza Roma are on average above US$35/square meter/month, and the rentals charged in the Plaza Roma area have reached approximately US$40/square meter/month.

In connection with the Hotel market, the inflow of tourists between January and November 2008 has remained unchanged compared to the same period of 2007, although total inbound tourist expenditures increased by 10% in terms of dollars, according to data resulting from the International Tourism Poll (Encuesta de Turismo International, ETI) released by the Tourism Office on January 15, 2009.

Broadly speaking, the Company’s segments continue to show a robust position within the current macroeconomic juncture. Although there has been a change in outlook given the cash flows that the Company has been showing and the long-term financing basis attained in previous fiscal years, we are capable of sustaining our leading market position.

Comment on operations during the quarter ended December 31, 2008

Our revenues rose by 9.0%, from Ps.496.6 million as of December 31, 2007 to Ps.541.4 million as of December 31, 2008. The share of the Company’s various segments in net revenues was as follows: sales and developments increased 1.1% to Ps.63.7 million, offices and other rental properties increased 55.7% to Ps.69.8 million, shopping centers increased 13.2% to Ps.195.3 million, hotels increased 15.8% to Ps.88.0 million, consumer finance decreased 11.7% to Ps.123.6 million, and financial operations and others recorded revenues of Ps.1.1 million.

Our operating income decreased by 65.5% to Ps.48.9 million for the six months ended December 31, 2008 compared to Ps.141.9 million as of December 31, 2007, mainly due to the operating losses recorded in the consumer finance segment. Excluding the effect of this segment, the operating income of the other segments increased 23.9% from Ps.128.0 million to Ps.158.6 million.

Net income for the six months ended December 31, 2008 decreased significantly, totaling a loss of Ps.99.0 million compared to an income of Ps.5.8 million posted during the same period of fiscal year 2008.

As regards financial results, they entailed a Ps.139.0 million loss for the six months ended December 31, 2008, compared to a loss of Ps.54.9 million in the same period of fiscal year 2007, largely explained by the fluctuations in the exchange rate applied for valuing the Company’s stock of debt as of the closing date.

Finally, the results from related companies showed a loss of Ps.47.3 million during the first six months of fiscal year 2009 compared to a loss of Ps.9.1 million in the same period of fiscal year 2008, due to losses in our related company Banco Hipotecario S.A. caused mainly by the decrease in the valuation of its portfolio of financial assets resulting from the current financial conditions.

Second quarter of fiscal year 2009 highlights, including significant operations occurred after the end of the period

I. Offices and Other Rental Properties

During the first half of fiscal year 2009, income from rental properties totaled Ps.69.8 million, a 55.7% increase compared to the figure of Ps.44.8 million recorded in the same period of fiscal year 2008.

We have grown significantly in this segment in recent years, as shown by the noteworthy increase in leaseable areas and low vacancy rates, combined with higher lease rates. The acquisitions made have helped us gain a strong leading position in the Buenos Aires office rental market, which we intend to maintain and keep developing.

Our offices posted occupancy levels of 92.8% during the second quarter of fiscal year 2009 including Edificio República, which has been recently added to our portfolio and is in process of absorption. At the closing of the first six months of fiscal year 2009 Edificio República had an occupancy rate of 64.8% compared to 30.2% at the closing of the first three months of the same fiscal period.

Sale of Properties. During the second quarter of fiscal year and after its closing we sold certain non-strategic office properties, which accounted for a gross leaseable area of 4,352 square meters in our portfolio, for a total of US$ 12.3 million. These transactions involve four functional units in Edificio Dock del Plata together with their related supplementary units, representing 1600 sqm of GLA, for a total of US$ 4.4 million; three functional units in Edificio Libertador 498 together with their related supplementary units, representing 1,860 sqm of GLA, for a total of US$ 5.9 million; one functional unit in the property located at Av. Madero 942 together with its related supplementary units, representing 768 sqm, for a total of US$ 1.9 million, and a land reserve located at Padilla 902 street, representing 125 sqm of our portfolio, for a total of US$ 0.9 million. These decisions not only allow the company to increase its financial strength, but also allow it to refocus in the execution of potential business opportunities.

Dique IV, Puerto Madero. As of the date of this earnings release, we had completed the construction of 11,000 square meters of gross leaseable area in Dique IV, Puerto Madero, and we are holding negotiations with prospects for their imminent lease.

Edificio República. We continue the process of absorption of the square meters added to our portfolio as a result of the acquisition of Edificio República. At the closing of the second quarter of fiscal year 2009, its occupancy rate was 64.8%, 34.6% higher than at the closing of the previous quarter.

PAMSA Offices. Our subsidiary APSA is developing an office building in the intersection of Av. Gral Paz and Panamericana through Panamerican Mall S.A. as referenced later on in this document.

Below is detailed information on our office space as of December 31, 2008:

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated rental income as of December 31 (Ps. /000) (4)			Book Value Ps./000 (5)
			Dec-08			2008	2007	2006
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100.00%	100%	1,504	8,060	5,625	4,558	88,530
Dock Del Plata (13)	11/15/06	7,199	100.00%	100%	561	3,312	3,663	684	23,131
Libertador 498	12/20/95	10,533	100.00%	100%	831	4,926	4,083	2,747	38,918
Maipú 1300	09/28/95	10,280	95.80%	100%	824	4,511	3,911	2,688	40,362
Laminar Plaza	03/25/99	6,521	94.97%	100%	477	3,053	2,668	2,301	27,919
Reconquista 823/41	11/12/93	5,016	100.00%	100%	228	1,207	1,100	158	18,117
Suipacha 652/64	11/22/91	11,453	100.00%	100%	472	1,811	1,170	860	11,614
Edificios Costeros	03/20/97	6,389	83.61%	100%	376	2,046	1,892	1,492	17,648
Costeros Dique IV	08/29/01	5,437	100.00%	100%	466	2,496	2,179	881	19,993
Bouchard 710	06/01/05	15,014	100.00%	100%	1,502	8,150	4,859	4,240	66,794
Bouchard 551	03/15/07	23,378	100.00%	100%	1,767	9,392	6,627	—	154,062
Madero 1020	12/21/95	215	100.00%	100%	3	18	49	47	668
Della Paolera 265 (14)	08/27/07	15,090	82.20%	100%	1,130	9,322	5,108	—	159,054
Edificio República	04/28/08	19,533	64.85%	100%	1,532	7,126	N/A	N/A	226,583
Other Offices (7)	N/A	2,909	89.24%	N/A	83	787	677	634	8,137

Subtotal Offices		161,502	92.8%	N/A	11,756	66,217	43,611	21,290	901,530

Other Properties
Commercial Properties (8)	N/A	504	45.44%	N/A	19	108	88	116	4,023
Works in progress Dique IV (11)	12/02/97	—	N/A	100%	N/A	—	—	—	62,313
Museo Renault	12/06/07	1,275	100.00%	100%	30	178	N/A	N/A	4,923
Thames (6)	11/01/97	33,191	100.00%	100%	51	304	304	304	3,899
Santa María del Plata S.A.	07/10/97	60,100	100.00%	90%	76	483	413	593	12,494
Other Properties (9)	N/A	2,072	100.00%	N/A	690	2,215	100	30	4,652

Subtotal Other Properties		97,142	99.7%	N/A	866	3,288	905	1,043	92,304
Management Fees (12)		N/A	N/A	N/A	N/A	273	307	656	N/A

TOTAL OFFICES AND OTHER (10)		258,644	95.38%	N/A	12,622	69,778	44,823	22,989	993,834

Notes:

(1)	Total leaseable area for each property as of 12/31/08. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 12/31/08.
(3)	Agreements in force as of 12/31/08 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I, Abril retail stores (fully assigned) and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through Inversora Bolivar S.A.), Constitución 1159 (through IRSA) and Others IRSA.

(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(11)	Corresponds to a work in progress for an AAA office building in the area of Puerto Madero.
(12)	Income from building management fees.
(13)	In December 2008, 722 square meters of leaseable area were sold.
(14)	In December 2008, 471 square meters of leaseable area were sold.

II. Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Finance

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which we had a 63.3% interest as of December 31, 2008.

For the six month period ended December 31, 2008 our tenants’ sales have continued to grow, reaching Ps. 2,202.4 million, 18.4% higher in nominal terms than those recorded in the same period of the previous year.

The business success of our tenants allows us to maintain the occupancy rates at our Shopping Centers at 98.4%. Although this percentage is lower than the one recorded as of September 30, 2008, the variation reflects a series of reforms under way in a store in Patio Bullrich Shopping Center, in the City of Buenos Aires.

Panamerican Mall Project, City of Buenos Aires. This is one of the Company’s most important projects, and it includes the construction of a shopping center, a hypermarket, a cinema complex and an office building in the district of Saavedra, City of Buenos Aires, to be developed by Panamerican Mall S.A. During this quarter the shopping center’s name, Dot Baires, was announced. The choice of this name suggests a meeting point, the “entry and exit door” to the City of Buenos Aires. Dot Baires will be the largest shopping center in the City of Buenos Aires in terms of square meters. The project will have 13,000 square meters for a hypermaket and 37,855 square meters of leaseable area, including a 9,000 square meters anchor store.

At present we are in the last construction stages, and we expect to open Dot Baires during the last quarter of fiscal year 2009.

Coto Residential Project. On September 24, 1997 we executed a public deed whereby we acquired the rights to receive parking spaces and to perform additional construction works in the real property located on the intersection of Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood. On July 31, 2008, we executed a conditional barter agreement whereby we would transfer to CYRSA S.A. (CYRSA) 112 parking spaces and the right to perform additional construction works for developing two tower buildings in the property mentioned above, subject to the satisfaction of certain conditions. As consideration, Cyrsa would deliver to us an amount to be determined in the future of the units comprising the building that would be constructed equivalent to 25% of the square meters, totaling not less than four thousand and five three units with an exclusive area of fifty square meters each. The consummation of this barter is conditioned to the performance of certain material acts by Coto. Possession of the property will be delivered simultaneously with the deed of conveyance of title, which will take place 30 days after the date we give notice to CYRSA of the satisfaction of the conditions precedent. The total amount of the transaction between Cyrsa and the Company amounts to US$ 5.9 million.

Torres Rosario, City of Rosario. On November 27, 2008 we executed a barter agreement as a result of the exercise of an option over parcel 2h that APSA had granted to Condominios del Alto S.A. Under this agreement the Company transferred to Condominios del Alto S.A. parcel 2h with an area of 11,686 square meters, and will receive 42 housing functional units and 47 parking spaces, which will represent 22% of the total area to be built. The total nominal value of this transaction is US$ 2.3 million.

Beruti Plot. Before the closing of the previous fiscal year, Alto Palermo S.A. acquired a plot of land located in Beruti 3351/9, in the neighborhood of Palermo, City of Buenos Aires. The plot has an area of 3,207 sqm and was purchased for US$ 17.8 million. The importance of this acquisition relies on the property’s strategic location, as it is very close to our major shopping center, Shopping Alto Palermo. At present we are evaluating the different uses that may be given to this property.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of December 31 (Ps./000) (4)			Book Value (Ps. 000) (5)
					2008	2007	2006
Shopping Centers (6)
Alto Palermo	12/23/97	18,551	100.0%	100.0%	43,743	34,133	28,878	168,209
Abasto Shopping (11)	07/17/94	39,448	100.0%	99.8%	39,225	35,131	27,707	176,465
Alto Avellaneda	12/23/97	37,030	100.0%	100.0%	23,376	19,533	16,069	90,501
Paseo Alcorta	06/06/97	14,465	100.0%	99.7%	20,279	18,919	15,862	75,922
Patio Bullrich (13)	10/01/98	11,918	100.0%	87.5%	15,883	14,584	12,707	98,542
Alto Noa Shopping	03/29/95	18,851	100.0%	98.9%	5,394	4,473	3,261	24,098
Buenos Aires Design	11/18/97	14,056	53.7%	99.7%	6,654	5,883	5,153	12,450
Alto Rosario Shopping (11)	11/09/04	28,562	100.0%	99.1%	12,158	9,896	7,594	80,628
Mendoza Plaza Shopping	12/02/04	39,686	100.0%	96.5%	12,627	11,568	8,678	87,548
Fibesa and Others (7)	—	N/A	100.0%	N/A	9,507	13,031	7,315	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	1,026	177	—	—
Revenues from Tarjeta Shopping	—	N/A	80.0%	N/A	123,564	139,901	89,296	—
Neuquén (8)	07/06/99	N/A	94.6%	N/A	—	—	—	13,017
Panamerican Mall S.A. (9)	12/01/06	37,882	80.0%	N/A	—	—	—	429,440
Córdoba Shopping Villa Cabrera (12)	12/31/06	15,800	100.0%	97.4%	5,412	5,239	—	71,240

TOTAL GENERAL (10)		276,249	93.9%	98.4%	318,848	312,468	222,520	1,328,060

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.34% interest in APSA.
(4)	Total consolidated rents according to RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Through Alto Palermo S.A.
(7)	Includes revenues from Fibesa S.A. and Others.
(8)	Land for the development of a shopping center.
(9)	The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Includes Consumer Finance income (Tarshop S.A.).
(11)	Excludes Museo de los Niños.
(12)	5,442.54 sqm were added to the GLA of the Shopping corresponding to cinemas.
(13)	1,444.77 sqm corresponding to Neverland’s former store are considered vacant.

Consumer Finance – Tarshop S.A. Subsidiary

As a result of the current international financial scenario, a high volatility has been observed in interest rates and systemic delinquency has increased, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in the need to review the general economic and the business specific prospects of the Company.

In spite of the factors mentioned above, the credit portfolio, including securitized coupons as of December 31, 2008, amounted to Ps.749.0 million, 13.7% lower than the portfolio of Ps.852.1 million as of December 31, 2007.

In addition, as regards collections, 90-day delinquency rate as of December 31, 2008 was 8.8%

Net revenues showed a 11.7% reduction, from Ps.139.9 million during the six-month period ended December 31, 2007, to Ps.123.6 million in the same period of this fiscal year. Gross profit stood at Ps.48.2 million, and operating loss was Ps.110.8 million, down from the Ps.13.8 million gain recorded in the same period of the previous fiscal year. Net loss stood at Ps.57.6 million.

To face the growing volatility in the international financial scenario and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 APSA decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased its equity stake in Tarshop S.A. from 80% to 93.4%.

To supplement the financial support given, several actions were taken since then through the direct counseling provided to Tarshop S.A. by APSA’s management. These actions are aimed at improving Tarshop S.A.’s performance, and include a 17% downward revision in the point of sale structure, 13 less points of sale and a cut on leased centralized areas by 10% of the total.

In line with the commercial actions, various other measures have been implemented, including:

(i) Redesign of the distribution channel structure.

(ii) Changes in cash lending plans and merchant financing.

(iii) Renegotiation of conditions with merchants.

(iv) Streamlining of lending and collection policies.

(v) Revision of provisioning policies, aimed at establishing an even stricter criterion than the one suggested by the Central Bank.

During the second quarter of fiscal year 2009, in the light of the general changing scenario and in compliance with the strategic plan devised and implemented by APSA, Tarshop received financial assistance for an amount of Ps. 105 million, subsequently accepted as irrevocable contribution, for the purpose of strengthening its equity position, improving its financial position and repositioning Tarshop S.A., given the complex situation prevailing in the financial trust market in which part of its activity is engaged and its extremely low capitalization relative to its competitors.

III. Sales and Developments

In the six months ended on December 31, 2008, the sales and developments segment recorded revenues for Ps. 63.7 million, compared to Ps. 63.0 million for the same period of the previous fiscal year. The following paragraphs describe the Company’s major developments:

Caballito. On May 4, 2006 we entered into a US$ 7.5 million swap agreement with Koad S.A. (Koad) whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and risk, a complex known as “Caballito Nuevo”. The construction works have already started, and include two apartment towers of 34 floors each, with 1, 2 and 3 room units of 40 to 85 sqm. surface area, including a wide variety of amenities and services. In consideration for it, Koad paid to us US$ 0.05 million while the US$ 7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards based on terms of delivery. At present, the works are in the last development stages. Marketing started in December 2008, and from January 2009 to the date of this release, preliminary sales agreements for 22 units have been executed.

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). The Urban Development Solares de Santa María has reached the Draft Project level, and feasibility studies have been filed with the utility companies. An agreement is being reached with the Government of the City of Buenos Aires to send a mutually acceptable Bill of Law and Agreement to the Legislature of the City of Buenos Aires for its consideration and approval.

Horizons residential project. IRSA-CYRELA are developing one of the most significant developments in Greater Buenos Aires in a plot made up by two adjacent blocks located in the Vicente López neighborhood, which will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; a complex facing the river with three 14-floor buildings and another complex on Avenida del Libertador with three 17-floor buildings, totaling 59,000 sqm of construction distributed in 467 units. The showroom was opened to the public in March 2008 quite successfully as the units have all been reserved. As of December 31, 2008, preliminary sales agreements had been executed for 99% of the own units subject to sale and results will be reflected as progress is made in the execution of the works, consolidated at 50%. The units will be completed and delivered by early 2011.

At present, the degree of work in progress is approximately of 8.5%.

In addition, we are also evaluating the execution times of other projects jointly with CYRELA.

Terreno Caballito, CYRSA. As of the closing of fiscal year 2008, we and CYRSA executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two free-perimeter towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to make a non-cash consideration consisting in transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million.

On July 31, 2008, the deed of conveyance of title to the land was executed.

The following is a detail of the properties being developed by IRSA as of December 31, 2008.

Sales

Statistical Data presented comparatively with the same period of the four previous fiscal years.

	Sales of Properties Accumulated at (Ps. 000)
	12.31.08	12.31.07	12.31.06	12.31.05	12.31.04
Residential Apartments
Torres Jardín	513	16	—	—	—
Torres de Abasto (1)	319	295	—	—	11
Edificios Cruceros	—	—	3,262	—	—
Alcorta Plaza (1)		—	—	22,986	—
Torres Renoir	27,831
Torres Renoir II		41,808	—	—	—
Alto Palermo Park (4)	—	—	—	63	—
San Martín de Tours	1,968	855	—	—	—
Other	320	49	—	—	—

Residential Communities
Abril / Baldovinos (2) (3)	2,531	1,756	1,121	2,823	1,519
Villa Celina I, II y III	76	—	—	—	—

Land Reserve
Terreno Rosario (1)	7,644	3,428	—	—	—
Canteras Natal	—	21	59	—	—

Other
Alsina 934	—	—	—	1,833	—
Dique III	—	14,783	26,206	—	23,624
Della Paolera 265	6,850
Madero 1020					1,086
Madero 940	6,137	—	—	—	—
Dock del Plata	6,438
Other	3,055	—	105	1	—

TOTAL	63,682	63,011	30,753	27,706	26,960

Notes:

(1)	Through Alto Palermo S.A.
(2)	Retail stores in Abril, which belong to IRSA and IBSA on a 50/50 basis. Includes sale of shares in Abril.
(3)	Includes income from the sale of dormies.
(4)	Through Inversora Bolívar S.A.

Sales and Developments

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units/Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of December 31 of fiscal years (Ps. 000) (6)			Book Value Ps./000 (7)
									2009	2008	2007
Residential Apartments
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	99.90%	71,139	513	16	—	76
Torres de Abasto (8)	07/17/94	74,810	35,630	545	63.34%	100.00%	100.00%	109,561	319	295	—	—
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	100.00%	19,676	—	—	3,262	—
San Martín de Tours	03/20/03	12,171	2,766	20	100.00%	100.00%	96.05%	12,884	1,968	855	—	339
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.00%	47,920	—	—	—	—
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	96.00%	27,831	27,831	—	—	—
Torres Renoir II (15)	11/03/97	—	6,294	37	100.00%	N/A	100.00%	56,591	—	41,808	—	22,988
Credit for barter of Terreno Rosario (8) (15)	04/30/99	—	1,504	15	63.34%	55.00%	0.00%	—	—	—	—	11,031
Terrenos de Caballito (16)	11/03/97	41,947	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit for barter of Terreno Caballito (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	20,974
Credit for barter of Terreno Caballito (KOAD) (15)	11/03/97	—	6,833	118	100.00%	75.00%	100.00%	22,815	—	—	—	22,663
Libertador 1703 and 1755 (Horizons)	01/16/07	117,850	59,000	467	50.00%	8.45%	98.00%	—	—	—	—	83,732
Other Residential Apartments (10)	N/A	46,170	25,099	232	100.00%	100.00%	100.00%	48,105	320	49	—	—

Subtotal Residential Apartments		414,084	206,204	2,065				416,522	30,951	43,023	3,262	166,232

Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	97.00%	224,622	2,531	1,756	1,121	6,575
Benavidez (15)	11/18/97	—	127,717	110	100.00%	97.00%	100.00%	11,830	—	—	—	9,995
Villa Celina I, II and III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	76	—	—	—

Subtotal Residential Communities		135,697	1,612,592	1,602				250,480	2,607	1,756	1,121	16,570

Land Reserve
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,251
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	—	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Terrenos Alcorta (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Terreno Rosario (8)	04/30/99	—	42,620	—	63.34%	0.00%	19.85%	11,072	7,644	3,428	—	12,645
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Canteras Natal Crespo	07/27/05	—	4,320,000	—	50.00%	0.00%	0.00%	223	—	21	59	5,555
Terreno Beruti (8)	06/24/08	—	3,238	—	63.34%	0.00%	0.00%	—	—	—	—	52,030
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space (8)	09/24/97	—	19,755	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,201	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito (8)	11/03/97	—	23,389	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos	09/25/07	—	5,147	—	100.00%	100.00%	100.00%	—	—	—	—	32,944
Other Land Reserves (12)	N/A	—	13,537,620	—	81.67%	3.85%	0.00%	—	—	—	—	12,318

Subtotal Land Reserves			20,764,549	—				84,416	7,644	3,449	59	383,612

Others
Dique III	09/09/99	—	10,474	3	100.00%	0.00%	100.00%	91,638	—	14,783	26,206	—
Della Paolera 265	08/27/07	—	471	N/A	100.00%	100.00%	100.00%	6,850	6,850	—	—	—
Madero 942	08/31/94	—	732	N/A	100.00%	100.00%	100.00%	6,137	6,137	—	—	—
Dock del Plata	11/15/06	—	722	N/A	100.00%	100.00%	100.00%	6,438	6,438	—	—	—
Others (13)	N/A	—	7,017	33	100.00%	100.00%	99.22%	21,487	3,055	—	105	—

Subtotal Others		—	19,416	36				132,550	22,480	14,783	26,311	—

TOTAL (14)		549,781	22,602,761	3,703				883,968	63,682	63,011	30,753	566,414

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable)
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at September 30, 2008, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Minetti D, Dorrego 1916 and Padilla 902 through IRSA.
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Isla Sirgadero, Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, C. Gardel 3134, C. Gardel 3128, Agüero 596, Zelaya 3102, Conil and Others APSA (through APSA).
(13)	Includes the following property: Puerto Madero Dock XIII, Dique II, Sarmiento 517, Rivadavia 2768 and income from termination (through IRSA) and Sale of Properties of APSA. It also includes revenues from expenses recovered for fees, recovered stamp taxes and related fees.
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(16)	Owned by CYRSA S.A.

IV. Hotels

Income from the hotel segment rose by 15.8%, up from Ps. 76.0 million for the first six months of fiscal 2008 to Ps.88.0 million for the same period in fiscal 2009.

This was mainly due to the increase in the average rate, which in the first six months of fiscal 2009 performed quite favorably with an average per room of Ps. 642 compared to Ps. 549 for the previous period. In addition, occupancy levels remain high and reached 75.1% in the second quarter of fiscal year 2009, compared to 79.5% in the same period of the previous fiscal year.

The following table shows information regarding our hotels for the six-month period ended December 31, 2008.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. (2)	Sales as of December 31 Ps./000			Book Value as of December 31, 2008 (Ps.000)
						2008	2007	2006
Intercontinental (3)	11/01/97	76.34%	309	74.5%	530	31,133	28,385	22,147	58,618
Sheraton Libertador (4)	03/01/98	80.00%	200	89.7%	437	20,583	17,594	15,480	44,463
Llao Llao (5)	06/01/97	50.00%	201	61.8%	1140	36,260	29,995	25,024	90,581
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	75.1%	642	87,976	75,974	62,651	215,562

Notes:

1)	Accumulated average in the six-month period.
2)	Accumulated average in the six-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of Inversora Bolívar S.A.)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

V. Financial and other transactions

Consolidated Financial Debt. As of December 31, 2008, the composition of the Company’s financial debt was as follows:

IRSA’s Debt (without APSA)	Issue Currency	Outstanding principal In equivalent US$ MM			Rate	Maturity
Short-term debt	AR$	US$	6.28		Float	May-09
Acquisition of shares in Palermo Invest S.A.	US$	US$	3.00		9.00%	Oct-09
Mortgage payable over Llao Llao	US$	US$	1.00		7.00%	Dic-09
Guaranteed loans for Argentine Hotels	US$	US$	5.56		libor + 700 bps	Mar-10
Acquisition of the Edificio República building	US$	US$	33.56		12.00%	Abr-13
IRSA’s Notes (Negotiable obligations)	US$	US$	150.00		8.50%	Feb-17
Total Debt		US$	199.40
APSA’s Debt	Issue Currency	Outstanding principal In equivalent US$ MM			Rate	Maturity
Short-term debt	AR$	US$	29.40		Float	May-09
Tarshop Bank Loans	AR$	US$	19.56		Float	Jan 09 – Jul 09
Acquisition of Beruti Plot	US$	US$	8.90		0.00%	Feb-10
Series I Notes	US$	US$	120.00	(3)	7.88%	May-17
Series II Notes	AR$	US$	44.90	(1)	11.00%	Jun-12
Total Debt		US$	222.76

APSA’s Convertible Notes(2)	US$	US$	15.49		10.00%	Jul-14

(1)	As of December 31, 2008, the Company has bought an amount equivalent to nominal value 4,818,000 of Series II Notes.
(2)	It does not include 31,738,262 of APSA’s Convertible Negotiable Obligations that are held by IRSA.
(3)	Includes US$ 13,000,000 in principal amount held by IRSA and US$ 5,000,000 in principal amount held by APSA, which have been eliminated from the accounting as a result of its consolidation into IRSA.

VI. Purchase of APSA’s Notes

During the period from October to December 2008, IRSA purchased US$ 13.0 million in principal amount of APSA’s Series I Notes at a weighted average price of US$ 0.3794 each, for a total amount of US$ 5.2 million.

After the closing of the second quarter of fiscal year 2009, IRSA purchased US$ 5.0 million in principal amount of APSA’s Series I Notes.

During the month of October 2008, APSA purchased US$ 5 million in principal amount of its Series I Notes at a listed price of US$ 0.36. The total amount paid was US$ 2.0 million.

VII. Brief comment on prospects for the next quarter

The deceleration of the economy has started to take its toll on the level of income derived from business activities in general, and our business segments are not aloof from this reality.

However, as concerns our Shopping Center segment in particular, our various shopping centers are uniquely attractive to our tenants, as has been shown by their willingness to join the new project that we expect to launch in the last quarter of this fiscal year: more than 90% of the leaseable area of Dot Baires (the shopping center at Av. Gral. Paz. and Panamericana) has already been taken. We believe that given its location and commercial proposal, Dot Baires will add substantial value to our portfolio.

Another important component of our commercial strategy for maintaining the attractiveness of our shopping centers is the presence of nationally and internationally recognized tenants. Therefore, we will continue to promote tenant diversification and to promote the participation of top brands in our shopping centers so as to offer our consumers the best products in the market. In this way, brands such as Salvatore Ferragamo, North Face and Starbucks have recently joined our proposal.

As concerns our Consumer Finance business, we will continue to take actions on those areas that call for an improvement in this segment’s operating and financing performance, taking measures aimed at stabilizing the business in light of the present economic scenario.

As concerns our lease office segment in Buenos Aires, we have recently noted certain caution among potential lessees regarding decisions to lease larger areas. However, we have made progress in the absorption of Edificio República, achieving an occupancy rate of almost two thirds at high prices compared to those polled in the market. Vacancy levels in premium offices in the City of Buenos Aires are extremely low, and our portfolio particularly attracts high-end tenants for whom availability of these kind of properties is scarce. In the next months we will continue to optimize our office portfolio, and among these actions we expect to turn operational Edificio Dique IV, in which construction works have already been completed.

Regarding the Sales and Development segment, we will continue to make progress in the execution of the first project launched through the IRSA-CYRELA vehicle, in which sales have been booked for almost 100% of the units and work progress may be already perceived. As concerns our other future ventures, we will continue to work in all the preliminary activities aimed at launching these projects.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2008, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2008 and 2007 and the supplementary notes 1 to 29 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at December 31, 2008, and the consolidated statements of income and of cash flows for the six-month periods ended December 31, 2008 and 2007, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2008 and 2007, on which we issued our unqualified report on September 8, 2008, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2008 and 2007 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´ s financial statements at June 30, 2008.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at December 31, 2008, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to thousands of Ps. 415, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 9, 2009.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 F° 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 19, 2009.